EXHIBIT 99.3

Cameco Corporation
2006 Management’s Discussion and Analysis

2006 MANAGEMENT’S DISCUSSION & ANALYSIS (MD&A)
MARCH 16, 2007
This management’s discussion and analysis (MD&A) is designed to provide investors with an informed discussion of Cameco’s business activities and reflects information known to management as at March 16, 2007. This MD&A is intended to supplement and complement our audited consolidated financial statements and notes thereto for the year ended December 31, 2006, prepared in accordance with Canadian generally accepted accounting principles (GAAP), (collectively our financial statements). As required by securities authorities, a reconciliation of our Canadian GAAP financial statements to US GAAP is included in note 28 to the financial statements. You are encouraged to review our financial statements in conjunction with your review of this MD&A. Additional information relating to the company, including our annual information form, is available on SEDAR at sedar.com. All dollar amounts are in Canadian dollars, unless otherwise specified. The financial information in this MD&A has been prepared in accordance with Canadian GAAP, unless otherwise indicated. In addition, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. When non-GAAP measures are used in this MD&A, they are clearly identified as a non-GAAP measure and reconciled to the GAAP measure. All sensitivities in this MD&A noted for 2007 reflect the potential impact for the full year.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A.
The following is a list of the key sections of this MD&A.

Overview	2
Cameco’s Businesses	2
Growth Strategy	4
Trends in the Nuclear Power Industry	4
Uranium Business	9
Fuel Services Business	35
Nuclear Electricity Generation Business	41
Gold	45
2006 Fourth Quarter Consolidated Results	48
2005-2006 Quarterly Consolidated Financial Highlights	49
2006 Consolidated Results	50
Consolidated Outlook for 2007	53
Liquidity and Capital Resources	54
2004-2006 Consolidated Financial Highlights	58
Outstanding Share Data	59
Reserves and Resources	60
Qualified Persons	68
Risks and Risk Management	68
Disclosure Controls and Procedures	88
Critical Accounting Estimates	88
Caution Regarding Forward — Looking Information	89
Additional Information	90

OVERVIEW
Vision
Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.
Mission
Our mission is to bring the multiple benefits of nuclear energy to the world. We are a global supplier of uranium fuel and a growing supplier of clean electricity.
We deliver superior shareholder value by combining our extraordinary assets, exceptional employee expertise and unique industry knowledge to meet the world’s rising demand for clean, safe and reliable energy.
The key measures of our success are a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance.
Values
Safety and Environment
•	The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.
People
•	We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest we achieve the strong relationships we seek.
Integrity
•	Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.
Excellence
•	We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.
CAMECO’S BUSINESSES
Cameco is involved in four business segments:
•	uranium,
•	fuel services,
•	nuclear electricity generation, and
•	gold.
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated about 16% of the world’s electricity.

The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, and ore is extracted and processed at a mill to produce uranium concentrates. Mining companies sell uranium concentrates to nuclear electricity generating companies around the world on the basis of the U3O8 contained in the concentrates. These utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.
Uranium
Cameco is the world’s largest uranium producer, accounting for 20% of the world’s production in 2006 and backed by more than 500 million pounds of proven and probable reserves of uranium. We have controlling ownership of the world’s largest high-grade uranium reserves and low-cost operations located in northern Saskatchewan. Cameco operates four mines in Canada and the United States, and has two mines under development, one each in Canada and Central Asia.
Fuel Services
The company is an integrated uranium fuel supplier with refining facilities at Blind River and fuel services facilities (conversion and fuel fabrication) at Port Hope, both located in Ontario, Canada.
The Blind River facility refines uranium concentrates into uranium trioxide (UO3), an intermediate product in the uranium conversion process. Our Port Hope conversion services plants chemically change the form of the UO3 to either uranium hexafluoride (UF6) or uranium dioxide (UO2). The Port Hope plants have the licensed capacity to produce 18% of the world’s annual requirements of UF6 used in making fuel for light water reactors. In 2005, Cameco signed a toll-conversion agreement to acquire UF6 conversion services from Springfields Fuels Ltd. (SFL) in Lancashire, United Kingdom. Under the 10-year agreement, SFL will annually convert a base quantity of 5 million kgU as UO3 to UF6 for Cameco. This arrangement increases our UF6 conversion capacity by 40%. In addition, Port Hope is the world’s only commercial producer of natural UO2, the fuel used by all Canadian-designed Candu reactors.
During early 2006, Cameco became a nuclear fuel manufacturer by acquiring Zircatec Precision Industries, Inc. (Zircatec) in Port Hope and Cobourg. This company manufactures fuel bundles for use in Candu reactors. With this acquisition, Cameco now participates in all stages of the Candu nuclear fuel cycle.
Nuclear Electricity Generation
Cameco generates clean electricity through its 31.6% interest in the Bruce Power Limited Partnership (BPLP), which operates the four Bruce B nuclear reactors and manages the overall site located in southern Ontario. We are the fuel procurement manager for uranium, conversion services and fuel fabrication for BPLP’s four B nuclear reactors. For the Bruce A reactors, Cameco is the fuel procurement manager for conversion services and fuel fabrication. Through the Bruce Power restructuring in 2005, Cameco no longer holds a 31.6% ownership in the four A reactors. BPLP’s four B reactors have a combined net generation capacity of about 3,200 megawatts (MW), supplying about 15% of Ontario’s electricity.
Gold
Cameco has a 52.7% interest in Centerra Gold Inc. (Centerra), which began trading on the Toronto Stock Exchange in June 2004. Cameco transferred substantially all its gold assets to Centerra as part of the strategy to unlock the value of those assets. Centerra is a growth-orientated Canadian-based gold producer focused on acquiring, exploring and developing gold properties in Central Asia, the former Soviet Union and other emerging markets. Centerra operates two gold mines, located in the Kyrgyz Republic and

Mongolia. Gold is not a core business for Cameco. Centerra was created as a vehicle for Cameco to eventually exit the gold business.
GROWTH STRATEGY
Cameco’s goal is to be a dominant nuclear energy company — the supplier, partner, investment and employer of choice in the nuclear industry. Cameco will achieve this goal through four main strategies:
•	maintain our competitive advantage in uranium and conversion,

•	maximize growth in uranium markets,

•	continue vertical integration, and

•	promote growth in the nuclear energy industry.
Our specific strategies in the uranium and conversion businesses — the company’s core businesses — are discussed under the sections “Uranium Strategies” and “Fuel Services Strategies” respectively, in this MD&A.
In pursuing further integration in nuclear fuel supply and nuclear power generation, our goals are to:
•	add significantly to shareholder value, through new opportunities within the nuclear fuel cycle,

•	secure projects that have an attractive rate of return and provide a basis for long-term profitability,

•	supply fuel, engage Cameco’s operational and management expertise, and achieve synergies in fuel supply logistics and market position,

•	capture the value added to uranium in each step of the fuel cycle, including its enormous energy value in the final generation of electricity,

•	strengthen Cameco’s foundation for further expansion in the nuclear fuel cycle, and

•	ensure each investment has a prudent risk/reward ratio.
The key strategies are to:
•	maximize choice by considering acquisition and investment opportunities in all aspects of the nuclear fuel cycle,

•	seek opportunities to facilitate change in the nuclear industry by supporting or leading the development, assessment, or licensing of new technology,

•	evaluate and encourage BPLP’s growth strategy,

•	pursue partnering opportunities throughout the nuclear fuel cycle by leveraging fuel-supply relationships, and by enhancing relationships with industry leaders in nuclear technology,

•	seek active ownership by structuring each investment to allow participation in management and, where possible, operational involvement, and

•	seek to maximize nuclear power’s contribution to global energy supply by:
•	promoting industry initiatives to position nuclear power as a major part of the solution in addressing clean air and climate change by providing leadership and resources to key industry associations and by developing government relationships, and

•	diversifying into related technologies that support nuclear energy development.
TRENDS IN THE NUCLEAR POWER INDUSTRY
A number of evolving trends in the nuclear power industry have the potential to affect Cameco’s uranium and fuel services businesses.

Reactors — Operating, Planned and Under Construction
There are 434 reactors operating worldwide, and a total of 100 new reactors that are under construction or planned for completion within the next 10 years (as of March 2007). This more than offsets 10 anticipated closures for a net increase of 90 reactors during the period. Given that new reactors tend to have higher capacities than older units, this represents a 21% growth in nuclear generating capacity. Highlights include:
•	59 reactors are scheduled to be built in Asia, as energy demand is driven by rapid economic expansion. More than 65% of this growth will occur in China and India which have plans to build 24 and 15 reactors respectively,

•	in Russia, Ukraine and several other eastern European countries, it is anticipated that 14 reactors will be built, offset by one closure in Armenia,

•	in Finland, a new European Pressurized Water Reactor (EPR) is being constructed and when completed, will bring the country’s total to five nuclear reactors,

•	France has announced the construction of a new EPR beginning in 2007, and

•	in Canada, Bruce Power A Limited Partnership (BALP) is refurbishing two A units which had previously been shutdown, and both Bruce Power and Ontario Power Generation Inc, (OPG) have initiated the regulatory process for new generating units.
Reactors — Pending
A number of non-nuclear countries including Kazakhstan, Belarus, Italy, Indonesia, Poland, Turkey and Vietnam are considering nuclear programs. Additionally, South Africa is developing a new type of reactor, called the Pebble Bed reactor that, if successful, will be smaller and targeted at regions requiring electricity, but lacking critical distribution and transmission capability.

World Nuclear Reactors (Cameco estimate, March 2007) 1

			Outlook to 2016
	Nuclear
	Electricity	Operating			Operating	GWe
	2005 [2] (%)	2007	New	Shutdown	2016	Change
Argentina	7	2	2	0	4	1.6
Brazil	3	2	1	0	3	1.3
Canada	15	18	3	1	20	2.2
Mexico	5	2	0	0	2	0.0
USA	19	103	6	0	109	6.0

Americas Total		127	12	1	138	11.1

China	2	9	24	0	33	20.4
India	3	16	15	0	31	7.0
Iran	0	0	2	0	2	1.9
Japan	29	55	5	1	59	5.9
Korea (South)	45	20	8	0	28	9.2
Pakistan	3	2	2	0	4	0.6
Taiwan	20	6	2	0	8	2.6
Turkey	0	0	1	0	1	1.0

Asia Total		108	59	1	166	48.5

Belgium	56	7	0	0	7	0.0
Czech Republic	31	6	0	0	6	0.0
Finland	33	4	1	0	5	1.6
France	79	59	1	1	59	1.6
Germany	31	17	0	0	17	0.0
Hungary	37	4	0	0	4	0.0
Lithuania	70	1	1	1	1	0.4
Netherlands	4	1	0	0	1	0.0
Romania	9	1	3	0	4	1.3
Slovakia	56	5	2	1	6	0.4
Spain	20	8	0	0	8	0.0
Slovenia	42	1	0	0	1	0.0
Sweden	45	10	0	0	10	0.0
Switzerland	32	5	0	0	5	0.0
UK	20	19	0	4	15	-1.4

Europe Total		148	8	7	149	3.9

Russia	16	31	9	0	40	7.6
Armenia	43	1	0	1	0	0.0
Bulgaria	44	2	2	0	4	1.9
Ukraine	49	15	3	0	18	2.9

Russia and Eastern Europe Total		49	14	1	62	12.4

South Africa	6	2	7	0	9	1.9

World Total		434	100	10	524	77.8

[1]	Estimated by Cameco, March 2007. Based on public announcements made prior to March 2007.

[2]	World Nuclear Association (WNA).

Nuclear Power Share
Nuclear power accounts for about 16% of the world’s electricity generation. While the number of reactors and gigawatts produced are expected to increase over the next 10 years, the rate of growth in nuclear generation is expected to be less than the growth in total electricity generation. Therefore, nuclear’s share of world electricity is expected to decline over the 10-year period to about 13%.
Plant Performance
Safety
There were no significant safety incidents at nuclear power plants during 2006 and nuclear power continues to be one of the safest forms of electricity production. Nevertheless, the industry is continuously seeking methods to improve its safety record.
Operating Costs
Based on the first ten months of 2006, the direct costs of US nuclear electricity production was the lowest for baseload (non-hydro) electricity production for the eighth consecutive year. US production costs were 1.66 cents per kWh for nuclear, 2.28 cents for coal, 6.60 cents for natural gas and 9.64 cents for petroleum (Source: Nuclear Energy Institute NEI).
Nuclear Acceptance
Positive Trends
North America
Public support for nuclear power in North America is trending higher. In the US, a 2006 survey prepared by Bisconti Research for the NEI, showed that 86% of the public and 88% of college graduate voters agree that nuclear energy will play an important role in meeting future electricity demand. Majorities also support license renewal for existing nuclear power plants and “definitely building” new nuclear power plants. The survey also showed 73% of Americans would find it acceptable to add a new reactor at the nearest existing nuclear power plant site.
In Canada, a recent Ipsos Reid survey showed that support for nuclear power in Ontario had increased to 62% from 58%.
In the US, 15 entities are now in the process of preparing applications for either early site permits (ESP) or combined construction and operating license (COL) for a potential new nuclear power plant. Applications from Dominion, Southern, Entergy (NuStart) and Exelon for ESPs are under review by the US Nuclear Regulatory Commission. One ESP has been approved, the first site licensed in the US in over 30 years. As many as 33 units are now being considered for potential new build. Several potential sites and reactor types have been identified with the potential for a new reactor to be completed as early as 2014.
The US has recognized the strategic risk of over-reliance on natural gas and the contribution nuclear energy can make to clean air.
Europe
The UK Prime Minister recently acknowledged that new nuclear construction must be considered in the UK’s plans for energy security and Kyoto compliance.
The UK and the European Union have recognized the strategic risk of over-reliance on natural gas.
Germany, Belgium, and the Netherlands continue to back away from a previous anti-nuclear stance. In Germany, many politicians have questioned the planned phase out program for its reactors by 2021 given one-third of the country’s electricity is generated by nuclear power and there is no obvious solution for replacing these plants with equally clean sources. In Belgium, the Minister of Energy commissioned a study to review Belgium’s future energy challenges. The study recommended that Belgium reconsider its plan to phase out its nuclear reactors by 2025. Over half of the country’s electricity is generated by nuclear power and the report warns that due to changing circumstances, it would be very costly to proceed with the phase out program. It noted that climate change action was becoming more urgent and the era of very cheap fuel prices was likely behind them. In the Netherlands, a previous decision to phase out its nuclear program was reversed.
India
In December 2006, US President Bush signed the United States-India Peaceful Atomic Energy Cooperation Act, a major step towards civil nuclear trade with India. The bill on nuclear cooperation between India and the US was passed in the US Senate by a majority of 85 to 12 in November 2006, following passage in the House of Representatives. The two countries now must conclude a bilateral agreement — known in the US as the 123 civil nuclear agreement, which essentially codifies their negotiations of the last 18 months. Additional steps before trade can take place include approval from India’s Parliament, India’s negotiation of a safeguard agreement with the International Atomic Energy Agency (IAEA) and approval from the 45-nation Nuclear Suppliers Group. In addition, each country that wishes to trade with India must negotiate a bilateral agreement.
Negative Trends
While nuclear power has finally been recognized as a non-emitting technology in US energy legislation, it still does not qualify internationally for greenhouse gas emission credits.

Although progress is being made in several countries on the management of radioactive waste from the nuclear fuel cycle, it remains a controversial issue. Concerns about the long-term management of radioactive waste continue to be an impediment to the nuclear renaissance. Certain environmental groups continue to oppose the nuclear power industry.
The first few new nuclear plants will face significant business risks including “first-of-a-kind” costs, as well as possible delays in financing, licensing and construction.
SUMMARY OF TRENDS
The nuclear industry is experiencing stable growth in the form of capacity factor improvements, refurbishments, life extensions and, in the developing world, aggressive new-build programs. While it is difficult to determine which factors will dominate the outlook for nuclear in the long-term, the demand for nuclear power is expected to accelerate in response to concerns about electricity supply, the need for non-emitting base load power, and security of supply.
URANIUM BUSINESS
Worldwide Uranium Supply and Demand
The uranium market supply and demand fundamentals remained strong in 2006, indicating a need for more primary mine production over the coming decade. During the past 20 years, uranium consumption has exceeded mine production by a wide margin, with the difference being made up by secondary supply sources such as various types of inventory and recycled products.
Uranium Demand
Overall, as discussed above under nuclear power trends, indicators support a trend of moderately growing demand for uranium and conversion services in the next ten years, with the potential for more rapid growth thereafter.

Cameco estimates that the world uranium consumption totalled about 177 million pounds in 2006 and will increase to about 183 million pounds in 2007. We expect annual world uranium consumption will reach 239 million pounds in 2016 reflecting an annual growth rate of about 3%.
Growth in demand could be tempered as uranium price increases encourage utilities to utilize more enrichment services and less uranium. Uranium demand is affected by the enrichment process, which is one of the steps in making most nuclear fuel. Utilities choose the amount of uranium and enrichment services they will use depending on the price of each. In essence, utilities may substitute enrichment for uranium, thereby decreasing the demand for uranium and increasing the demand for enrichment. For example, when uranium prices rise, utilities tend to use more enrichment assuming enrichment prices remain constant. If enrichment prices increase, utilities would likely use less enrichment and more uranium. The tails assay (percentage of uranium left after processing) is an indication of the mix of uranium and enrichment used. At different prices for uranium, conversion and enrichment services there is a combination that minimizes the fuel cost called the optimal tails assay. The lower the tails assay, the less uranium being used.
The uranium price has increased 580% since mid 2003. Over the same time period, enrichment prices have increased by only 25%. Thus, utilities are choosing lower tails assay under their enrichment contracts, using less uranium and more enrichment services.
Based on current demand, a 0.01% decrease in tails assay would decrease uranium requirements by 2% or about 3 million pounds of uranium per year and increase the demand for enrichment services by 2%. It is important to note that there is a limit to the enrichment capacity that is currently available. In addition, enrichment contracts generally limit the ability to substitute enrichment for uranium. In the past, enrichers offered a wide range of tails assay, much like volume flexibilities on uranium contracts. Currently, enrichers are offering tails assay ranging from 0.25 to 0.3%, thus over time, as old enrichment contracts expire, the average tails assay will move to this range.
In 2006, two reactors were connected to the electricity grid, one in India and one in China. India’s Tarapur-3 entered commercial operation in August of 2006, while China’s Tianwan-1 is expected to begin commercial operation in spring 2007. There were eight reactor closures in 2006, four in the UK, two in Bulgaria, and one each in Slovakia and Spain. There were also nine power uprates. The net result was a 525 megawatt electric (MWe) increase in nuclear capacity.
Uranium Supply
World uranium supply comes from primary mine production and a number of secondary sources.
Mine Production
We estimate world mine production in 2006 was about 103 million pounds U3O8, down 5% from 108 million pounds in 2005, largely due to a variety of operating difficulties experienced at a few large production centres. We expect world production to increase to 117 million pounds in 2007.
It is expected that with higher uranium prices, new mines will continue to start up, but the lead-time before they enter commercial production may be lengthy depending on the region. As a result, primary supply cannot significantly increase in the near-term. The level of increase in primary mine production is dependent on a number of factors, including:
•	the strength of uranium prices,
•	the efficiency of regulatory regimes in various regions,

•	currency exchange rates in producer countries compared to the US dollar,
•	prices for other mineral commodities produced in association with uranium (i.e. byproduct or co-product producers), and
•	the quality and size of the ore reserve.
Secondary Sources
Secondary sources of supply consist of surplus US and Russian military materials, excess commercial inventory and recycled products. Recycled products include reprocessed uranium, mixed oxide fuel and re-enriched tails material. Some utilities use reprocessed uranium and mixed oxide fuel from used reactor fuel. In recent years, another source of supply has been re-enriched depleted uranium tails generated using excess enrichment capacity. We estimate that these recycled products will account for about 7% of world requirements over the next 10 years. With the exception of recycled material, secondary supplies are finite. Currently, most recycled products are a high-cost fuel alternative and are used by utilities in only a few countries.
One of the largest sources of secondary supply is the uranium derived from Russian highly enriched uranium (HEU). As a result of the 1993 HEU agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons-grade HEU is blended down in Russia to low enriched uranium capable of being used in western world nuclear power plants. Uranium derived from Russian HEU could meet about 7% of world demand over the next 10 years based on the current Russian HEU commercial agreement, which expires in 2013. In parallel, the US has made some of its military inventories available to the market, in quantities much smaller than those derived from the Russian HEU agreement.
Another source of potential supply is excess inventory held by the US Department of Energy. We expect about 4% of world demand through 2016 will be met from this source of supply.
Historically, the other large source of secondary supply has been excess inventories. Prior to 1985, uranium mine production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a buildup of large inventories, both in the commercial and government sectors.
Since 1985, uranium consumption has exceeded mine production by increasingly wide margins, with a large part of the difference being made up by draw down of excess inventories. The company believes that most of these excess inventories have been consumed. In recent years, there has been evidence of this trend reversing, with some utilities purchasing uranium to build strategic inventories.
Over the next 10 years, even with new mines currently under development, such as Cigar Lake and Inkai, this shortfall between demand and production is not expected to change significantly. The production response is expected to remain challenged, while demand is expected to continue growing due to better reactor operations, reactor uprates, life extensions and the construction of new units. However, there are a number of potential new mines and planned mine expansions that are expected to help meet this shortfall, but the timing and production rates are uncertain at this time.
With 2006 uranium production less than 60% of uranium requirements, secondary supplies (such as recycling and blended down HEU) continue to bridge the gap between production and requirements and this is expected to continue in the near future.
Uranium Markets
Utilities secure most of their uranium requirements (80% to 90% in recent years) by entering into long-term contracts with uranium suppliers. These contracts usually provide for deliveries to begin two to five years after contracts are finalized. In awarding contracts, utilities consider the commercial terms offered, including price, and the producer’s record of performance and uranium reserves.
There are a number of pricing formulas, including fixed prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the amount ultimately paid.
Utilities acquire the remainder of their uranium requirements through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders and investors or hedge funds are active in the market and generally source their uranium from organizations holding excess inventory, including utilities, producers and governments.
Uranium Spot Market
The industry average spot price (TradeTech and Ux) on December 31, 2006 was $72.00 (US) per pound U3O8, almost double the $36.38 (US) on December 31, 2005. Spot market volume reported for 2006 was 33 million pounds. This compares to 36 million pounds for 2005.
Discretionary purchases, or purchases not for immediate consumption, hit a record level in 2006 accounting for about 73% of spot market volume. There were continued increases in inventory building by utilities, trader positioning and investment and hedge fund participation. It is expected that spot market demand will remain strong in 2007 while supply remains tight, adding upward pressure to the price.

Long-Term Uranium Market
The industry average long-term price (TradeTech and Ux) on December 31, 2006 was $72.00 (US) per pound U3O8, up almost 100% from $36.13 (US) at December 31, 2005.
We estimate long-term contracting in 2006 to have been in excess of 200 million pounds U3O8, slightly less than the 240 million pounds contracted in 2005, but well above historic levels.
We expect long-term contracting activity in 2007 will remain quite strong as utilities attempt to mitigate the risk of potential future supply shortfalls by securing long-term contracts with reliable primary suppliers. Currently, we estimate that approximately 200 million pounds will be contracted in the long-term market in 2007.
Uranium Business — Key Performance Drivers
The major factors that drive Cameco’s uranium business results are:
•	prices — spot and long-term,

•	volume — sales, production and purchases,

•	costs — production and purchases, and

•	the relationship between the US and Canadian dollars.

Prices — Spot/Long-Term
Background
While Cameco generally has not sold uranium in the spot market, about 60% of the company’s uranium is sold under its long-term contracts at prices that reference the spot market price near the time of delivery. The remaining 40% is sold at fixed prices escalated by an inflation index. Uranium market price indicators are quoted by the industry in US dollars per pound U3O8.
Uranium contract terms generally reflect market conditions at the time the contract is negotiated. Historically, after a contract negotiation was completed, deliveries under that contract typically did not begin for up to three years. For example, a contract that was signed in 2001, when the spot price averaged less than $9.00 (US), could have started deliveries in 2004 and could continue through to 2008. As a result, many of the contracts in our current portfolio reflect market conditions when uranium prices were significantly lower. For example, 2003 was the first year that the spot price averaged over $11.00 (US) since the 1995-1997 period. Before that they were much lower, and only exceeded $11.00 (US) on a sustained basis in 1988 and earlier. To the extent contracts have fixed or low ceiling prices, they will yield prices lower than current market prices.
As a result, Cameco’s average realized price for uranium sales in 2006 was $20.62 (US) per pound of uranium compared to an average spot price of $49.60 (US) and average long-term price of $49.90 (US). In 2006, the benefit of improved spot prices was also partially offset by a less favourable foreign exchange rate. Our average realized selling price rose by 34% in US dollars but only 23% in Canadian dollars over 2005.
As in previous years, we are continually in the market signing new contracts. Generally, our current portfolio reflects a 60/40 mix of market-related and fixed pricing (escalated by inflation) mechanisms. In general, most new offers include price mechanisms that are more focused on market-related pricing. Consequently, we expect this ratio to change over time.
In the current market environment of rapidly increasing uranium prices, this strategy has allowed Cameco to add increasingly favourable contracts to its portfolio while maintaining sensitivity to future price movements.
Uranium Price Sensitivity 2007
For 2007, a $1.00 (US) per pound change in the uranium spot price from $85.00 (US) per pound would change revenue by $6 million (Cdn) and net earnings by $3 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.19 (Cdn) as a result of our currency hedge program.
Volume — Sales, Production and Purchases
Sales Volume
In 2006, Cameco delivered 36.1 million pounds of uranium, representing a 6% increase from 2005 deliveries of 34.2 million pounds. The higher delivery volumes were in response to strong market demand.
However, for revenue purposes in 2006, Cameco reported sales of 32.2 million pounds due to the accounting for product loans it has in place. During 2006, Cameco entered into standby product loan agreements with two of our customers. The loans allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Of the material available under the loan, up to 1.4 million kgU can be borrowed in the form of uranium hexafluoride (UF6). Any borrowings will be secured by letters of credit and be settled in kind.
As of December 31, 2006, Cameco had not borrowed any material under the standby loan agreements. However, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparties of the standby product loan agreements, up to the limit of the loans (5.6 million pounds). This is in accordance with accounting standards. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated. Accordingly, for the year 2006, we have deferred revenue of $80 million and the associated costs on sales of 4.0 million pounds. The gross profit on the deferred sales was $15 million.
In 2007, the reported sales volume and associated revenue may be affected by changes to product loan arrangements. In 2007, we expect uranium deliveries to total 33 million pounds. However, the reported sales volume for revenue purposes depends upon the product loan arrangements. We may terminate a portion or all of the product loan arrangements in 2007. To the extent we terminate the product loan arrangements, revenue that was deferred on up to 4 million pounds in 2006 would be recognized in 2007. If the product loan facilities remain in place unchanged, we would be required to defer revenue on an additional 1.6 million pounds in 2007, regardless if any amount is drawn on the loans.
Cameco sells more uranium than it produces from its mines and meets its contractual delivery commitments through a combination of mine production, long-term purchase arrangements, spot purchases and inventory.
Production Volume
Uranium Operations

Cameco’s share of production
(million lbs U3O8)	2007 Planned	2006 Actual	2005 Actual
McArthur River/Key Lake	13.1	13.1	13.1
Rabbit Lake	5.5	5.1	6.0
Smith Ranch/Highland	1.6	2.0	1.3
Crow Butte	0.8	0.7	0.8
Total	21.0	20.9	21.2
McArthur River/Key Lake
Cameco’s share of production of U3O8 at McArthur River/Key Lake in Saskatchewan was 13.1 million pounds for 2006. Ten days prior to year-end, the operations achieved the licensed annual production limit of 18.7 million pounds (100% basis). Cameco’s share of production for 2007 is expected to be 13.1 million pounds for the full year.
In November 2006, unionized employees at the McArthur River and Key Lake operations ratified a new four-year agreement that Cameco and the United Steelworkers of America (USW) had negotiated. The new collective agreement will expire December 31, 2009.
At McArthur River, progress on freeze-hole drilling for two future mining zones improved by year end to near targeted rates. However drilling progress for 2006 was lower than targeted due to technical challenges with drilling through frozen ground, additional time required to address operational challenges such as improvements to the drill setups, and earlier staffing challenges associated with getting a sufficient number of experienced drillers given the high levels of activity in the exploration diamond drilling industry.
In 2006, we encountered mill process difficulties associated with higher levels of concrete dilution. We have installed sand filters in the mill to improve the clarity of the uranium solution. In addition, further mill process changes are planned for implementation in 2007. We are confident that with these changes, the Key Lake mill will be able to process this ore with high concentrations of concrete at target mill production rates.
The increased concrete concentrations result from the mining process at McArthur River. Once a raise has been bored through the ore zone, it is backfilled with concrete. After all the rows of raises are complete in a chamber, equipment is removed from the area and the chamber is backfilled with concrete. A new chamber is excavated to allow for the next area to be mined and the cycle is repeated.
In order to maximize mining ore recovery the cylindrical raises are deliberately overlapped. Therefore, as we mine ore that is adjacent to previously mined out raises backfilled with concrete, we experience higher concentrations of concrete in the mined ore and resulting uranium ore slurry.
As previously reported, we have applied to increase the annual licensed production capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 (compared to the current 18.7 million pounds). This application has been undergoing a screening level environmental assessment (EA) as required by the Canadian Environmental Assessment Act with the Canadian Nuclear Safety Commission (CNSC) as the responsible authority.
The CNSC has focused on an evaluation of the longer-term environmental impact of low levels of selenium and molybdenum in the Key Lake mill’s effluent and the concentration of these substances in the downstream receiving environment.
Cameco has proposed a three-phase action plan to further reduce selenium and molybdenum discharges in the mill effluent, which was subsequently accepted by the CNSC staff. While we believe that the current level of control protects the environment and is consistent with past EAs of the Key Lake operation, we also recognize that improvements can be made to further reduce levels of these two metals.
At a commission level hearing in January 2007, the CNSC considered a proposed licence condition for the Key Lake mill to implement this plan. We expect a CNSC decision shortly and the first phase of the plan to be in place later in 2007. Reducing the current level of these metals discharged to the environment is expected to help advance the EA to increase the annual licensed production limit at the McArthur River mine and the Key Lake mill. While we cannot predict the outcome of this assessment, we expect that the parallel work on effluent reduction will advance consideration of the proposal. We remain confident that we can incrementally increase production levels with minimal environmental effect.
In addition to obtaining approval for the EA, we need to transition to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freeze hole drilling for the McArthur River transition is ongoing. A revitalization pre-feasibility assessment for the Key Lake mill was initiated in October 2006. The mill began production in 1983 and was built as a world-class facility. Revitalization of Key Lake will include upgrading circuits to new technology for simplified operation and increased production capacity.

Reinvesting in this mill will help maintain our leadership position in uranium production for many years into the future.
At McArthur River, work also progressed on the planning of a boxhole boring mining method, which we anticipate using for production from upper zone 4 beginning in 2012. This zone is south of the current zone 2 workings and the Pollock (main) shaft. We completed the mine plan for the boxhole boring test area for development in 2007 to 2008 and placed an order for a boxhole borer for delivery in early 2008. Long-term conceptual planning for resources north of the Pollock shaft was carried out and development of a tunnel for future access and drilling is progressing as planned.
Refer to the section titled “Uranium Exploration” in this MD&A for information on exploration programs near McArthur River.
Rabbit Lake
Rabbit Lake, located in Saskatchewan, produced 5.1 million pounds of U3O8 in 2006. Production in 2006 was lower than 2005 as a result of lower than expected ore grades encountered at Eagle Point underground operations. In 2007, we are expecting to mine areas with higher grades relative to 2006. The outlook for 2007 production is 5.5 million pounds of U3O8.
In 2006, the Rabbit Lake operation returned the mined out A-zone open pit to the surrounding Wollaston Lake and completed a mill project that reduces the concentration of uranium in the operation’s effluent discharge.
Similar to previous years, the underground diamond-drilling reserve replacement program was successful in 2006. Over 69 kilometres of drilling was completed with excellent results. At the end of 2006, total proven and probable reserves are estimated at 737,000 tonnes at 1.2% U3O8 for 19.1 million pounds in areas that are currently being mined and in a new zone that is in close proximity to a newly producing mining area. We now anticipate that the Eagle Point mine life will continue through to 2011.
As previously reported, we have been working on an EA to process a little over one-half of the future uranium production from Cigar Lake ore at the Rabbit Lake mill beginning in the third year of Cigar Lake production, depending on the production rampup. The draft EA study report was submitted to regulatory agencies for review in November 2006. We held a meeting with regulatory reviewers in February 2007 and are now preparing responses to their initial comments and questions. Rabbit Lake began operation in 1975 and is Saskatchewan’s longest operating uranium operation. Given we expect to extend the life of this facility by processing a portion of Cigar Lake’s ore, we will begin a revitalization assessment of the mill in 2007.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines, located in Wyoming and Nebraska respectively, produced a record 2.7 million pounds in 2006, up from our original target of 2.4 million pounds. Smith Ranch-Highland produced 2.0 million pounds of our ISL production in 2006, which is the highest production achieved in the history of ISL mining in the US.
Uranium Projects
Cigar Lake
Cameco began construction of the Cigar Lake mine on January 1, 2005. On October 23, 2006, Cameco reported that a rock fall causing a water inflow had flooded the underground development.

As previously announced, Cameco intends to complete a technical report for Cigar Lake that meets requirements under Canadian Securities Administrators’ National Instrument 43-101. In the course of preparing that report, the company finalized material information which was news released on March 18, 2007. More detailed information will be available in the technical report that Cameco plans to file with SEDAR before the end of March 2007. The information contained in news release issued on March 18, 2007 is discussed below.
Cameco is proceeding with a five-phase plan to restore the underground workings at Cigar Lake and complete construction. Each phase requires regulatory approval which has already been received for the work under way in phase one, other than drilling dewatering holes.
Cameco’s share of additional capital costs to develop Cigar Lake, including mill modifications at Rabbit Lake and McClean Lake (where the uranium will be processed), is currently estimated at $274 million. Adding this new cost estimate to the $234 million that Cameco has already spent on Cigar Lake construction brings Cameco’s share of total construction cost to develop the project to about $508 million. The increase from the last estimate of $330 million, provided on April 30, 2006, is primarily due to site costs during the extended construction period, higher contractor rates driven by the high level of construction activity in western Canada, increased energy costs and several scope additions. Two significant scope additions are increased dewatering capacity and optimized mine plans to freeze more underground areas such as the access tunnels to the production level. In addition to the $234 million of historic construction costs noted above, Cameco’s investment in Cigar Lake as of December 31, 2006 included $378 million for expenditures related to test mining, infrastructure development and capitalized interest.
In addition to capital costs, Cameco’s share of remediation expenses are expected to total $46 million, of which $5 million was expensed in 2006. In 2007, Cameco anticipates its share of remediation costs will be $32 million that will be expensed and reduce pre-tax earnings accordingly. In 2008, Cameco expects its pre-tax earnings to be reduced by $9 million of remediation expenses for Cigar Lake.
Forecast Cigar Lake Costs (Cameco’s share)1

	Prior
Capital costs	construction
($ millions)	costs	2007	2008	2009	2010	2011	Total
Mine	203	68	99	71	—	—	441
Mills	31	6	5	9	5	11	67
Total	234	74	104	80	5	11	508

Remediation expenses[1]	2006	2007	2008	2009	2010	2011	Total
($ millions)	5	32	9	—	—	—	46

[1]	Future costs are in constant 2007 dollars.
Cameco is making good progress on the first phase of remediation. The first phase involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement may be needed, pumping concrete through the drill holes, sealing off the inflow with grout and drilling dewatering holes.
As of March 16, 2007, 13 of the 14 drill holes planned for reinforcing and sealing off the water inflow area are complete. Concrete is required in two locations underground — one near the rockfall to seal off the inflow area and another in a nearby tunnel to provide reinforcement. More than 1,000 cubic metres of concrete have been poured through drill holes into the reinforcement area. The concrete mixture is designed to harden under water and is being poured in successive layers.
Cameco now expects to complete the work necessary to seal off the water inflow in the third quarter of 2007 after spending additional time learning the best way to work with concrete in the water underground. This timeline assumes that the current pace of drilling is maintained, and the concrete solidifies as planned to provide reinforcement and prevent or reduce water inflow sufficiently to enable mine dewatering. The integrity of the plug will not be known until dewatering is under way.
Cameco has applied to the regulators for approval to drill an additional four, larger-diameter, holes that would be used to dewater the mine. Cameco has secured access to all drilling equipment required for the remediation work. We will also be making the appropriate application for relicensing since the current Cigar Lake construction licence expires at the end of 2007.
The subsequent four phases of remediation and construction are:

Phase 2	Dewatering the underground development, verifying the water inflow has been sufficiently sealed, and initiating the installation of surface freezing infrastructure — expected to be completed by the end of the third quarter 2007.

Phase 3	Completing any additional remedial work identified in phase two such as determining if additional reinforcement is required in higher risk areas — expected by the end of 2007.

Phase 4	Completing underground rehabilitation that includes securing areas to prevent ground fall or water inflow, re-establishing mine ventilation, installing pumping capacity and re-establishing the ore freezing program — expected to be completed by the summer of 2008.

Phase 5	Resuming construction activities that will lead to scheduled completion of the mine-targeted for 2010.
While these phases are under way, the area around the flooded second shaft will be frozen after the installation of underground freeze pipes from a nearby tunnel. This is anticipated to be completed by the summer of 2008. Shaft sinking will continue with completion scheduled for 2010.
Cameco has hired internationally qualified independent experts to investigate the two water inflow incidents at the Cigar Lake project and provide corrective action recommendations. The company will be carefully reviewing the final reports to identify opportunities for improvement.
After construction is complete, Cameco estimates production startup in 2010, ramping up to the company’s share of full production of about 9 million pounds in just over two years. This is subject to regulatory approval and the remediation being completed in a timely fashion.
Following a review of the reserves and resources at Cigar Lake, Cameco’s share of proven reserves remains unchanged at 113.2 million pounds. However, a small amount (Cameco’s share is 2.6 million pounds) of probable reserves have been reclassified as indicated resources due to a change in the cut-off grade to 5.9% U3O8. Additional work is required on the inferred resources to determine if they can be reclassified to a higher category.

Cigar Lake Reserves and Resources at March 16, 2007

			Total	Cameco’s Share
	Tonnes	Grade	lbs U3O8	lbs U3O8
Category	(thousands)	%U3O8	(millions)	(millions)
Reserves
Proven reserves	497	20.7	226.3	113.2
Resources
Indicated resources	61	4.9	6.6	3.3
Inferred	317	16.9	118.2	59.1

Notes:

1	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

2	Cameco’s share is 50.025% of total.

3	Total pounds U3O8 for reserves are contained pounds before mill recovery of 98.5 % has been applied.

4	Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.

5	Mineral reserves have been estimated at a minimum mineralized thickness of 2.5m and a cut-off grade of 5.9 % U3O8 applied to the mineral resource block model. Indicated mineral resources have been estimated at a cut-off grade of 1.2 % U3O8 and minimum mineralized interval of 2.5m. Inferred mineral resources have been estimated at a cut-off grade of 5.9 % U3O8.

6	The geological model employed for Cigar Lake involves geological interpretations on section and plan derived from core drill hole information.

7	Mineral reserves have been estimated assuming an allowance of 0.5 m of dilution above and below the deposit, plus 5% external dilution and 5% backfill dilution at 0% U3O8.

8	Mineral reserves have been estimated based on 90% mining recovery. No allowance for mining recovery is included in mineral resources.

9	Mineral reserves and mineral resources were estimated based on the use of the jet boring mining method combined with block freezing of the orebody. Jet boring produces an ore slurry with initial processing consisting of crushing and grinding underground, leaching at the McClean Lake mill and yellowcake production split between the McClean Lake and Rabbit lake mills. Mining rate assumed to vary between 80 and 140 t/d and mill production rate of 18 million pounds of U3O8 per year based on 98.5 % mill recovery.

10	Mineral reserves and resources were estimated using a two-dimensional block model.

11	For the purpose of estimating mineral reserves in accordance with NI 43-101, a uranium price of $38.50 (US)/lb U3O8 was used. For the purpose of estimating mineral reserves in accordance with US Securities Commission Industry Guide 7, a uranium price of $32.30 (US)/lb U3O8 was used. Estimated mineral reserves are almost identical at either price because of the insensitivity of the mineral reserves to the cut-off grade over the range of these two prices.

12	The key economic parameters underlying the mineral reserves include an exchange rate of $0.91 US=$1.00 Cdn.

13	Environmental, permitting, legal, title, taxation, socio-political, marketing or other issues are not expected to materially affect the above estimate of mineral reserves and resources.

14	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
At a mill recovery rate of 98.5%, Cameco anticipates that its share of proven reserves will produce 111.5 million recoverable pounds of U3O8 over 14.8 years of production. The first five years of planned production are as follows:

Cameco’s share of Cigar Lake production	2010	2011	2012	2013	2014
(million pounds U3O8)	1.5	4.5	8.8	9.0	9.0

Cigar Lake will produce less than Cameco’s share of full production of 9 million pounds in the early and late years resulting in an average total recovery of 7.5 million pounds annually over the reserve life.
The above discussion regarding Cigar Lake should take into consideration the following risk factors:
•	Cigar Lake is a challenging deposit to develop and mine. These challenges include control of groundwater, weak ground formations, and radiation protection. The sandstone overlying the basement rocks contains significant water at hydrostatic pressure. Freezing the ground is expected to result in several enhancements to the ground conditions, including: (1) minimizing the risk of water inflows from saturated rock above the unconformity; (2) reducing radiation exposure from radon dissolved in the ground water; and (3) increasing rock stability. However, freezing will only reduce, not eliminate, these challenges. There is also the possibility of a water inflow during the drilling of holes to freeze the ground. Therefore, the risk of water inflows at Cigar Lake remains. The consequences of another water inflow will depend upon the magnitude, location and timing of any such event, but could include a significant delay in Cigar Lake’s remediation, development or production, a material increase in costs, a loss of mineral reserves or require Cameco to give notice to many of its customers that it is declaring an interruption in planned uranium supply. Such consequences could have a material adverse impact on Cameco. Water inflows are generally not insurable.

•	Cigar Lake’s remediation and production schedules are based upon certain assumptions regarding the condition of the underground infrastructure at the mine. The condition of this underground infrastructure, however, will not be known until the mine is dewatered. If the underground infrastructure has been impaired, this could adversely impact our schedules and cost estimates.

•	The outcome of each phase of remediation will impact the schedule of each subsequent phase of remediation and the planned commencement of production in 2010. For example, if the plug is not successful in securing the inflow area, then ground freezing, already incorporated in the remediation plan, will be utilized to secure the inflow area. If this situation occurs, there could be a delay in the remediation schedule and the commencement of production.

•	Remediation and production schedules will be impacted by regulatory approvals. We have not yet received regulatory approval to drill four drill holes for dewatering the mine during the first phase of the remediation plan. This approval is required to move forward with our planned dewatering strategy. We believe that each phase of remediation falls within the scope of the environment assessment of the Cigar Lake project. If regulatory authorities do not agree, this could impact our remediation and production schedules. In addition, working with the regulatory authorities to receive approvals for additional corrective actions which may result from current inflow investigations may impact our remediation and production schedules. Readers are cautioned that conclusions, projections and estimates set out in the section above under the heading “Cigar Lake” are subject to the qualifications, assumptions and exclusions which are detailed in the technical report. To fully understand the summary information set out above, the technical report that will be filed on SEDAR should be read in its entirety.
The scientific and technical information in this news release was prepared under the supervision of:
•	Alain G. Mainville, a professional geoscientist employed by Cameco as director, mineral resources management.

•	Barry W. Schmitke, a professional engineer employed by Cameco as the general manager of the Cigar Lake project.
The individuals noted above are qualified persons for the purpose of National Instrument 43-101.

Inkai
At the Inkai ISL project in Kazakhstan, there are two production areas currently in development (blocks 1 and 2). At block 1, construction is under way for the commercial processing facility. In 2007, we expect to complete construction and begin commissioning the commercial facility, subject to regulatory approvals. We expect startup of production in late 2007 with commercial production to follow in 2008 after a rampup period.
At block 2, the test mine produced about 0.8 million pounds U3O8 during 2006. Production from the expanded facility started in the second quarter of 2006. Assuming that resources are converted to reserves this year, we would apply for a mining licence in 2007 for block 2. Commercial development of block 2 could start in 2008. As previously reported, production from blocks 1 and 2 is expected to total 5.2 million pounds per year by 2010.
The total cost to bring Inkai to commercial production (100% basis) is now projected to be about $200 million (US). The capital expenditures for Inkai in 2007 are expected to total $90 million (US). The production obtained from the Inkai test mine is being sold and proceeds from the sales are used to fund the construction and operation of the project. Including the recoveries related to these sales, the net cost of development at Inkai is expected to be about $95 million (US).
Inkai will be subject to taxes in Kazakhstan at statutory rates fixed at the signing of the Resource Use Contract in 2000. Inkai will also be subject to Excess Profits Tax. Excess profits tax becomes payable when the internal rate of return of the project (as defined in the applicable tax code) exceeds 20%. Excess profits tax is levied at rates scaled from 4% to 30%, depending on the internal rate of return. The excess profits tax rate is applied to pre-tax net income less income tax. Inkai will not pay excess profits tax in 2007. The timing of excess profits tax in the future, after Inkai reaches commercial production will be dependent on the internal rate of return of the project.
Purchase Volumes
Cameco also has purchase commitments for uranium products and services from various sources. Most of these purchase commitments are in the form of UF6. At the end of 2006, these purchase commitments totalled 51 million pounds uranium equivalent from 2007 to 2013. Of this, 46 million pounds are from exercising options under our agreement to purchase uranium from dismantled Russian weapons (the Russian HEU commercial agreement). At December 31, 2006, these purchase commitments totalled $598 million (US). Refer to note 24 in the notes to consolidated financial statements.
Costs
Cameco’s cost of supply is influenced by its mix of produced mine material and uranium purchases.
Production costs at our Saskatchewan uranium mines, our largest source of production, are primarily fixed, with almost one-third attributable to labour. The largest variable operating cost is production supplies (25%), followed by maintenance materials (10%). Another large component of production costs is contracted services which is 23% of the total. Contracted services include items such as mining, maintenance, air charters, security and ground freight. These four components make up 90% of the production costs at our Saskatchewan uranium mines.
Uranium mine production costs are driven mostly by the complexity of the operation. Unit costs of production are driven primarily by the grade and size of the reserves. McArthur River is the world’s largest, high-grade uranium mine. Its ore grade averages 21% U3O8 which means it can produce more than 18 million pounds per year by extracting only 100 to 120 tonnes of ore per day. While Rabbit Lake’s average ore grade of 1% U3O8 is much lower, it compares favourably to other operating mines in the world where ore grades are generally below 0.5%.
ISL extraction methods can make even lower-grade orebodies commercially attractive. Worldwide, ISL mines typically recover uranium from orebodies with an average grade in the range of 0.1% U3O8. Cameco’s cost of supply is influenced only modestly by the two US ISL operations. In 2006, US ISL production accounted for about 13% of the company’s primary output.
Purchased product also affects Cameco’s cost of supply. Most of Cameco’s purchase commitments are under long-term, fixed-price arrangements reflecting prices significantly lower than the current published spot and long-term prices. These purchase commitments totalled $599 million (US) at December 31, 2006. Refer to note 24 in the notes to the consolidated financial statements. A significant portion of these purchased pounds will be delivered into existing sales contracts.
Foreign Exchange
The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business. For that reason, the effect on both businesses will be discussed in this section.
Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term.
Cameco also has a natural hedge against US currency fluctuations as a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by generally accepted accounting principles) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. In all other circumstances, mark-to-market gains or losses are reported in earnings as they occur.
At December 31, 2006, the Canadian/US dollar exchange rate was $1.17, unchanged from December 31, 2005. Over the course of the year, the exchange rate averaged $1.13.
At December 31, 2006, we had foreign currency contracts of $1,237 million (US) and EUR 58 million that were accounted for using hedge accounting and foreign currency contracts of $127 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2007	2008	2009	2010
$ millions (US)	584	375	270	135
EUR millions	32	13	10	3

The US currency contracts have an average effective exchange rate of $1.17 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
At December 31, 2006, the mark-to-market loss on all foreign exchange contracts designated as hedges was $34 million compared to a $37 million gain at December 31, 2005. For those contracts not designated as hedges, the mark-to-market loss of $2 million has been included in earnings for 2006.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At December 31, 2006, net deferred gains totalled $26 million. The schedule for net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains (Charges)	2007	2008	2009	2010
$ millions (Cdn)	15	9	2	0
In 2006, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in 2006, the effective exchange rate, after allowing for hedging, was about $1.20 compared to $1.30 in 2005.
For 2007, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $6 million (Cdn).
Uranium Strategies
Cameco’s overall objective is to build on and leverage our competitive advantage in uranium. In doing so, we strive to meet three major goals:
•	remain one of the low-cost producers,

•	expand our market position, and

•	increase supply flexibility.
There are a number of key strategies the company uses to achieve these goals. We strive to maintain our low-cost position by adding economically attractive reserves and improving our margins. We look to expand our low-cost reserves through acquisition, exploration around existing operations and by identifying geological regions that will provide the next tier of low-cost production.
We improve our margins by optimizing production to yield the highest rate of return, gaining cost efficiencies through quality and business process improvements, and pursuing fundamental productivity gains through technological development.
We seek to grow our market position by acquisition, seeking to accelerate production from existing operations, and participating in new uranium opportunities at exploration and development stages.
To increase our supply flexibility, we are building a geographically diverse production base. This includes accelerating the production at Inkai, bringing Cigar Lake into production, and continuing to pursue a global exploration program. This program identifies the most prospective regions and maximizes options to access and/or control land positions for future business advantage. To ensure we have adequate production, we identify the optimal resource mix (i.e. different types of deposits such as unconformity versus in situ leach), and replace reserves through exploration and acquisition.
Given Cameco’s leadership role in the uranium market, the company wants to successfully maximize uranium market growth. Our goals in this regard are to:
•	expand market position,

•	optimize price realization over time, and

•	improve supply flexibility.
To grow our market position, we build on our customer relationships and expand the range of services available to customers while maintaining the company’s reputation as a reliable supplier. In addition, we maintain participation in secondary supplies including, enhancing our relationship with Russia, influencing the timing of sales of secondary supplies to the market, and using market intelligence to achieve early notice of new supply sources.
A key element for Cameco is our contracting strategy, which is influenced by the supply and demand outlook for uranium. Since mid-2003, the supply side has experienced significant impacts that caused uranium prices to rise rapidly. This upward trend has been due, in large part, to the realization by market participants that excess secondary supplies will not contribute as much to future uranium supply as they had previously expected. Consequently, a greater volume of new primary mine production will be needed.
The rise in prices has triggered predictable supply side responses. The most notable is the increase in companies exploring for new uranium deposits and the construction of new mines and the proposed expansion of existing ones. However, given the low prices of the last two decades, very little exploration was undertaken on a global basis, and relatively little investment was made in advancing new uranium projects. Producers were operating at close to full capacity to minimize unit costs. Undeveloped deposits, identified in previous exploration cycles, were mostly uneconomic or located in jurisdictions with political challenges. With higher prices, existing projects and newly discovered deposits will be developed, but the lead time before they enter commercial production may be lengthy depending on the region. Consequently, the primary supply industry cannot significantly increase supply in the near-term.
Future market prices will depend on a number of supply and demand factors, the more notable ones being:
•	additional production from the successful expansion of existing production, startup of mines currently under construction and development of existing deposits yet to be developed,

•	the success of exploration programs in identifying new commercial uranium deposits that can be developed in a reasonable period of time,

•	the exchange rate in various producer country currencies relative to the US dollar,

•	the timing and extent of expansion of uranium produced as a byproduct or co-product of other commodities, particularly in Australia and South Africa,

•	availability of existing and possible new secondary materials, such as blended down uranium from military stock including dismantled weapons,

•	the manner in which investment funds liquidate their holdings,

•	ultimate sales by the US Department of Energy (DOE),

•	the extent enrichment services are substituted for natural uranium feed, and

•	the growth rate of nuclear power.

Given the uncertainty surrounding the foregoing supply/demand factors and the impact on price, we believe it is prudent to continue to target a mix of market-related and fixed price mechanisms.
As we have discussed in the past, our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long-term. Our contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retaining exposure to future market price increases. This is a balanced approach, which we believe delivers the best value to our shareholders over the long-term.
Our current portfolio reflects a 60/40 mix of market-related and fixed pricing (escalated by inflation) mechanisms. Currently, our contracting is more focused on market-related pricing. Consequently, we expect this ratio to change over time.
The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, floor prices that provide downside protection, and retaining an adequate level of upside potential. In general, most new offers include price mechanisms with an 80% market-related and 20% fixed component. The fixed-price component generally is equal to or higher than the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component will include a floor price (escalated by inflation).
Cameco has a variety of supply sources including primary production, firm commitments for long-term purchases, inventories of six months forward sales (or equivalent to about 17 million pounds, including working inventory) and uranium from opportunistic purchases in the spot market.
Capability to Deliver Results
Cameco will continue to enhance its capabilities in a number of areas to execute our strategies and deliver on our goals to remain one of the low-cost producers, protect and expand our market position and increase supply flexibility. We will achieve these goals by:
•	transitioning successfully from current mining areas to new ones,

•	advancing other mining methods and technologies,

•	proceeding with revitalization plans for our milling operations,

•	obtaining timely regulatory approvals under an increasingly stringent regulatory regime,

•	securing adequate human resources to replace an aging workforce, including ensuring skilled tradespeople continue to be available,

•	ensuring capital is readily available over the longer term given our expansion plans,

•	allocating adequate resources to exploration, and

•	evaluating and acting upon opportunities that we expect to add value.
transition to new mining areas
Underground drilling exploration at McArthur River has identified four ore zones (zones 1 to 4). Currently, only zone 2 is being mined. Zone 2 is divided into four panels (panels 1, 2, 3 and 5).

The McArthur River mine schematic above illustrates the location of the four ore zones.
As extraction of zone 2 (panels 1, 2, and 3) progresses, we expect to place zone 1, zone 2 (panel 5) and the lower mining area of zone 4 into production by 2009, subject to regulatory approval. We plan to continue using the raiseboring method to extract ore in these zones.
All tunnels have been developed for zone 1 and we do not expect any technical issues. At zone 2 (panel 5) and lower zone 4, freeze hole drilling and tunnel construction commenced in 2006. Through much of 2006, freeze-hole drilling advanced at a slower than expected rate due to technical challenges with drilling through frozen ground, additional time required to address operational challenges. For example, we made improvements to the drill setups, and addressed earlier staffing challenges associated with getting sufficient experienced drillers given the high levels of activity in the exploration diamond drilling industry. We have modified our freeze-hole drilling technique and equipment and have since achieved our scheduled target drilling rates.
Mining Methods
Currently, McArthur River uses raiseboring to extract ore from the mine. As we expected from the start of mining, other mining methods will be used to maintain or expand production. In 2005, we determined that the boxhole boring method would be better suited for the upper zone 4 at McArthur River, because it would allow development from a preferred location. Production from this zone is scheduled to begin in 2012.
Until Cameco has fully developed and tested the boxhole boring method, there is uncertainty in the estimated productivity. Cameco plans to develop and test the boxhole boring method over the next four years. In 2006, we completed the mine plan for the boxhole boring test area and placed an order for a boxhole borer for delivery in early 2008. Mine development for the test area is planned to take place during 2007 and 2008. During this time, we will continue to further develop detailed plans for this mining method.
At Cigar Lake, we plan to use the jet boring method, which has been examined through extensive test mining programs. Overall, the test mine programs were considered highly successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for technical challenges exist. We are confident that our engineers will be able to solve the challenges that may arise during the initial rampup period.

Revitalization of Mills
The Key Lake and Rabbit Lake mills have been in operation for 24 and 32 years respectively. We plan to renew both these mills to help maintain our leadership position in uranium production. A revitalization pre-feasibility assessment for the Key Lake mill was kicked off in October 2006. We are targeting to complete the final feasibility study in early 2008. A revitalization assessment of the Rabbit Lake mill will begin in 2007.
Regulatory Approval
Cameco’s growth plans depend on regulatory approvals such as environmental assessments, and obtaining construction and operating licences in various jurisdictions including Canada, Kazakhstan, and the US. The timing for approvals can be impacted by various factors such as, the regulator’s assessment of current performance, the comprehensiveness of the documentation submitted to support the application, assessment of the significance of any anticipated incremental impacts, the number of industry approval applications being assessed at any given time by the regulator, changing regulatory standards and other factors.
Cameco expends significant financial and managerial resources to comply with laws and regulations. We seek to find solutions that best reduce or eliminate our environmental impacts.
Human Resources
Cameco’s workforce reflects the national demographics where a significant number of the eligible workforce is nearing retirement age. Approximately 27% of the workforce at our Saskatchewan uranium mines was age 50 or older at December 31, 2006. Cameco’s challenge is to compete for the limited number of people entering the workforce to replace retiring employees. We have developed a long-term people strategy that includes workforce planning to meet this challenge. Another challenge we have is securing skilled tradespeople. Cameco is examining various options to accelerate our extensive apprenticeship programs.
Ready Access to Capital
Cameco has an ambitious plan to grow in the nuclear energy industry. Opportunities to invest are unpredictable and often capital intensive. We intend to maintain financial flexibility to pursue opportunities as they arise. For that reason, we maintain a conservative financial structure with a target of no more than 25% net debt to total capital.
Exploration Programs
Cameco continues to pursue a focused exploration program to identify additional uranium reserves for the future to maintain the company’s position as the world’s largest uranium producer.
Cameco retained an exploration program and its expertise during the depressed market. As uranium prices have risen we have increased our investment in exploration to achieve our goal of expanding our reserve base to grow our uranium market leadership position.
We plan to invest about $45 million in uranium exploration during 2007. This is up 29% compared to the $32 million invested in 2006.
For more information on our exploration activities, see the section titled “Uranium Exploration” in this MD&A.

Uranium Business Results
Cameco’s uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine and mill operations in Saskatchewan, two ISL mines in the US, the Inkai ISL test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan and uranium exploration projects located primarily in Canada and Australia.
Uranium Business Highlights

	2006	2005	% Change
Revenue ($ millions)	803	690	16
Gross profit ($ millions)	237	159	49
Gross profit %	30	23	30
Earnings before taxes ($ millions) [1]	181	134	35
Average realized price
($US/lb)	20.62	15.45	33
($Cdn/lb)	24.72	20.14	23
Sales volume (million lbs) [2]	32.1	34.2	(6)
Deferred sales volume (million lbs)	4.0	0	—
Production volume (million lbs)	20.9	21.2	(1)

[1]	Excludes $69 million in earnings related to the gain on sale of Energy Resources of Australia Ltd shares for the year ended December 31, 2005.

[2]	Total delivered volumes for 2006 was 36.2 million pounds. Revenue on 4.0 million pounds was deferred due to standby product loans.
In 2006, we reported that Cameco had entered into standby product loan agreements with two of our customers. The loans allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Of the material available under the loan, up to 1.4 million kgU can be borrowed in the form of uranium hexafluoride (UF6). Any borrowings will be secured by letters of credit and be settled in kind.
As of December 31, 2006, Cameco had not borrowed any material under the standby loan agreements. However, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparties of the standby product loan agreements, up to the limit of the loans (5.6 million pounds). This is in accordance with accounting standards. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
Accordingly, in 2006, Cameco has deferred revenue of $80 million and the associated costs on sales of 4.0 million pounds of U3O8. The gross profit on the deferred sales was $15 million.
The timing of cash receipts on the deferred revenue is the same as on any other sale and is unaffected by the accounting treatment for the revenue. As a result, cash flows are not impacted by the deferrals.
Standby fees associated with the loan facilities are reflected in the “Interest and Other” expense item on the Consolidated Statement of Earnings.
Our reported revenue and costs for U3O8 discussed throughout this MD&A have been reduced to reflect the required deferrals. Similarly, the average realized price for U3O8 has been adjusted.

Revenue
Compared to 2005, revenue from our uranium business rose in 2006 by 16% to $803 million due to a 33% increase in the realized selling price (in US dollars) partially offset by a 6% decline in reported sales volume. The decline is a function of the deferred sales described above.
The average realized price in Canadian dollars, increased by only 23% due to the stronger Canadian dollar relative to the US dollar. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $49.60 (US) per pound in 2006 compared to $28.67 (US) in 2005.
Cost of Products and Services Sold
For 2006, the cost of products and services sold was $472 million compared to $429 million in 2005, reflecting increases in the cost of purchased uranium and in the proportion of sales commitments met with purchased material. In 2006, purchased material represented about 45% of sales compared to 35% in 2005. On a per unit basis, the cost of product sold was about 16% higher than in the previous year due to the foregoing factors.
Depreciation, Depletion and Reclamation
In 2006, depreciation, depletion and reclamation (DD&R) charges were $94 million compared to $102 million in 2005, due to the higher proportion of sales of purchased uranium. On a per unit basis, DD&R costs were about 5% lower than in 2005.
Gross Profit
In 2006, our gross profit from the uranium business amounted to $237 million compared to $159 million in 2005, an increase of 49%. This was attributable to the 23% increase in the realized price for uranium and was partially offset by higher unit costs for purchased uranium. Our earnings before taxes from the uranium business improved to $181 million from $134 million last year, while the profit margin rose to 30% from 23% in 2005 again due to the higher realized selling price.
2007 Outlook for Uranium
In 2007, the reported sales volume and associated revenue may be affected by changes to product loan arrangements. Total uranium deliveries amounted to 36 million pounds in 2006, while reported sales volume was 32 million pounds due to the accounting for the product loans.
In 2007, we expect uranium deliveries to total 33 million pounds. However, the reported sales volume for revenue purposes depends upon the product loan arrangements. We may terminate a portion or all of the product loan arrangements in 2007. To the extent we terminate the product loan arrangements, revenue that was deferred on up to 4 million pounds in 2006 would be recognized in 2007. If the product loan facilities remain in place unchanged, we would be required to defer revenue on an additional 1.6 million pounds in 2007, regardless if any amount is drawn on the loans. Assuming the product loans remain in place, we would expect our reported revenues to be about 45% greater than in 2006 due to an increase in our realized price.
Excluding the impact of any deferrals related to the product loans, we would expect our uranium revenue for 2007 to increase by about 50% due primarily to an increase in the realized price. Our average realized uranium price is anticipated to improve due to higher expected prices under our current contracts relative to 2006.

The unit cost of product sold is projected to increase by about 20% as a result of increased costs for purchased material, higher royalty costs due to an increase in the realized price, the impact of tiered royalty charges and increased production costs expected to be incurred in 2007.
As mentioned in the 2006 fourth quarter report, we have included supply interruption language in our contracts, which provides Cameco with the right to reduce, defer or cancel volumes on a pro-rata basis if we experience a shortfall in planned production or deliveries of purchases under the highly enriched uranium agreement. This language protects about three-quarters of currently contracted volumes, and this percentage will rise as old contracts expire. All contracts contain standard force majeure language.
The baseload contracts put in place to support the development of Cigar Lake also contain supply interruption language, which allows Cameco to reduce, defer or cancel deliveries in the event of any delay or shortfall in Cigar Lake production.
Since the Cigar Lake water inflow, we have been in discussions with our customers to address the production delay at the mine and its possible effect on uranium deliveries. Our immediate focus is on customers who will be impacted with uranium deliveries in 2007.
In the case of the Cigar Lake baseload contracts containing deliveries in 2007, we plan to defer the volumes to the end of the various contracts.
For the remainder of the contracts that are impacted by the supply interruption language in 2007, we plan to defer the portion of deliveries impacted by this language for a five to seven-year period.
Contract specific decisions will be made in consultation with each of our customers. We appreciate their understanding and support.
In 2007, Cameco expects its pre-tax earnings will be reduced by $32 million of remediation expenses for Cigar Lake.
Cameco’s share of uranium production for 2007 is projected to increase slightly to 21.0 million pounds of U3O8 from 20.9 million in 2006. These quantities do not include Inkai as the operation is not yet in commercial production.
Cameco did not pay tiered royalties in 2006 and prior years due to the availability of prescribed capital allowances that reduce uranium sales subject to tiered royalty. Cameco expects its capital allowances to be fully exhausted during 2007 and, therefore, expects to pay tiered royalties in 2007. We currently estimate that tiered royalties will reduce net earnings by approximately $10 million in 2007. We will be eligible for additional capital allowances once Cigar Lake commences production at which time we do not expect to be required to pay tiered royalties until the additional allowances are fully exhausted. The following is an example of how tiered royalties are estimated.

Calculation of Tiered Royalties
(2006 rates; index value to determine rates for 2007 not available until April, 2007)
Assumptions:
•	based on 100,000 pounds U3O8 sold, and

•	no capital allowance are available

Sales Price	Tier 1	Tier 2	Tier 3
Realized ($ Cdn)	Royalty[1]	Royalty[2]	Royalty[3]	Total Tiered Royalty
$25.00	$53,040	$3,040	—	$56,080
$35.00	$113,040	$43,040	$13,350	$169,430
$45.00	$173,040	$83,040	$63,350	$319,430
$55.00	$233,040	$123,040	$113,350	$469,430
$65.00	$293,040	$163,040	$163,350	$619,430
$75.00	$353,040	$203,040	$213,350	$769,430
$85.00	$413,040	$243,040	$263,350	$919,430

[1]	6% x (Sales Price — $16.16) x 100,000 pounds U3O8

[2]	4% x (Sales Price — $24.24) x 100,000 pounds U3O8

[3]	5% x (Sales Price — $32.33) x 100,000 pounds U3O8
The outlook for 2007 financial results for the uranium business segment do not include all the expected adjustments for the Cigar Lake water inflow incident as they are being finalized. Also the outlook is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, purchases and prices, as discussed above,

•	no disruption of supply from our mines or third-party sources, and

•	a US/Canadian dollar spot exchange rate of $1.16.
Uranium Exploration
A significant part of our future production base is expected to result from our global exploration activities. We have maintained an active exploration program even during the bottom of the uranium price cycle, reflecting our long-term commitment to the industry. Over the past five years we have significantly increased our investment in exploration programs. We invested about $32 million in uranium exploration during 2006.
We have skilled and experienced exploration staff with more than 80 professionals searching for the next generation of economic deposits. Our land holdings are substantial, with approximately 4.8 million hectares (11.8 million acres) of Cameco and partner-operated land, primarily in Canada, Australia, the US, Mongolia and Africa. Our activities include both brownfields and greenfields prospects and we monitor potential acquisition targets.
Cameco owns a range of participating interests in its exploration lands, and either owns or has the right to earn a majority interest in most of the company’s projects. At year-end 2006, Cameco operated approximately 75% of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified. The nature of mineral exploration is such that discovery of economic deposits on new projects is uncertain and can take many years.

2006 Exploration Results
Brownfield Exploration
Brownfield exploration refers to uranium exploration activity undertaken near existing operations and advanced projects. In 2006, we made progress on several projects. We continue our drilling programs intended to add resources at the McArthur River and Rabbit Lake operations, which could extend the mine life at both locations.
At Rabbit Lake, the underground diamond-drilling reserve replacement program was successful in 2006, with over 69 kilometres of drilling being completed with excellent results. At the end of 2006, total proven and probable reserves are estimated at 737,000 tonnes at 1.2% U3O8 for 19.1 million pounds in areas that are currently being mined and in a new zone that is in close proximity to a newly producing mining area.
In addition, both the Millennium and Collins Creek deposits were advanced in 2006.
Regional Exploration
The Centennial discovery on the Virgin River project was extended with several new mineralized holes, confirming the significance of this new mineralized region.
As part of Cameco’s continuing expansion of uranium exploration activities, our land holdings were increased significantly, either directly or under option, with new projects in Nunavut, the Northwest Territories, and Mongolia.
Also in March 2007, Cameco signed additional non-binding memorandums of understanding (MOU) with Joint Stock Company Techsnabexport (Tenex), a leading state-owned Russian nuclear company, to explore in Russia and Canada.
Building on the MOU signed in November 2006, Cameco and Tenex have further developed terms on which they would co-operate on joint uranium exploration projects in Russia and Canada and, if warranted, engage in development and production of uranium deposits that are found. Cameco and Tenex have also identified priority projects for possible future joint exploration activities in Russia and Canada that would be disclosed when agreements are finalized. Cameco anticipates that binding agreements will be signed in 2007.
Junior Exploration Companies
Since the recovery of the world uranium market, and corresponding higher prices for uranium, the competitive environment for uranium exploration has changed. There are more than 400 uranium exploration companies listed on stock exchanges and most of these are actively funding new exploration programs in Canada and other regions. In the newly active sector, Cameco maintains an ongoing dialogue with numerous companies, with the objective of positioning the company for future participation in areas with promising results, and leveraging Cameco’s recognized position in the sustainable development of uranium resources worldwide. Cameco’s approach to future resource replacement is to combine its own exploration activities with partnerships, joint ventures, or equity holdings in other companies with assets that meet the company’s investment criteria.
At December 31, 2006, Cameco owned a 21.6% interest in UEX Corporation, a TSX listed junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation. Cameco has, as long as it maintains a 20% or higher interest in UEX, certain rights related to financing, and marketing production from future uranium deposits. As well, Cameco has the right to mill uranium produced from properties it contributed to UEX at the time of its formation in 2002.
In 2006, Cameco completed its acquisition of a 19.5% interest in UNOR Inc. (formerly Hornby Bay Exploration Ltd.). Cameco purchased 22.9 million common shares of UNOR at $0.40 per share through a private placement for $9.2 million. UNOR is a uranium exploration and development company with its head office in Toronto, Ontario. Its principal properties are 226 mineral claims in northwestern Nunavut on the Hornby Basin, a geological formation with similar characteristics to the uranium-rich Athabasca Basin in northern Saskatchewan. The strategic alliance agreement concluded between Cameco and UNOR includes the following terms:
•	As long as Cameco continues to hold 10% of UNOR’s outstanding common shares, it will have the right to nominate one person for election to UNOR’s board of directors, and UNOR will consult with Cameco on its exploration and development programs;

•	As long as Cameco continues to hold 16% of UNOR’s outstanding common shares, it will have the right to participate in any future equity issues, match equity or debt required for mine development, operate any mine developed on UNOR’s properties and market any uranium produced; and

•	Cameco and UNOR each have a right of first refusal on each other’s uranium projects in a specified area of Nunavut and the Northwest Territories.
On January 26, 2007, Cameco signed a Letter of Intent with Vena Resources to establish a jointly-owned company to explore and develop Vena’s uranium assets in Peru. Subject to signing definitive agreements, the new company will begin by initially exploring and developing the numerous uranium targets held by Vena in southern Perú. Under the terms of the Letter of Intent, Cameco has the option to invest $10 million over the next four years in two stage payments to obtain up to 50% of MINERGIA SAC, the private company that holds Vena’s uranium landholdings in Perú. Cameco can increase its stake in MINERGIA to 60% when a feasibility study is completed and to 70% when mine development commences.
2007 Exploration outlook
Cameco plans to invest about $45 million in uranium exploration during 2007 as part of our long-term strategy to maintain our leadership position in uranium production.
Brownfield Exploration
Approximately 28% of the uranium exploration budget will be for brownfield exploration projects in the Athabasca Basin. We will invest $12.5 million on six advanced projects. The largest investment will be at McArthur River, where $3.8 million will be directed towards diamond drilling on the northern extension of the prolific P2 fault. At the Rabbit Lake operation, surface exploration will focus on both regional targets and mine-related targets, principally in the vicinity of the Eagle Point mine.
The Dawn Lake joint venture will continue work on two uranium deposits in 2007. Delineation of the Collins Creek deposit will continue, with additional drilling and a scoping study to examine potential mining scenarios. At the original Dawn Lake deposit, a pre-feasibility study on the 11A Zone will be completed by the second quarter of 2007.
Exploration activity at the Cree Zimmer and the Waterbury Lake projects will also increase in 2007. Priority targets on the Cree Zimmer project, which surrounds the historic Key Lake mining operation, include the P-Zone and the area on the main Key Lake fault southwest of the former Gaertner and Deilmann uranium deposits. In 2007, exploration on the Waterbury Lake project will be focused east of the Cigar Lake orebody.
The partners on the Cree Extension joint venture approved the completion of a feasibility study on the basement rock hosted Millennium deposit in early 2008. Integral to the study will be the completion of a three-dimensional seismic survey over the deposit area. The survey will define the unconformity depth. Several shaft pilot holes will be drilled during the year.
Regional Exploration
The remaining $32.5 million of exploration expenditures in 2007 will be allocated among 44 projects worldwide, the majority of which are at drill target stage. Our largest investment will be in Saskatchewan, where a $3.3 million program will be completed on the Virgin River project as followup on the Centennial zone mineralization. We will also focus on projects in the Northwest Territories and Nunavut regions of northern Canada, where Cameco has a large land position. In addition to our existing land positions in the Northern Territory, Cameco will undertake work on new land positions in Western Australia and South Australia.
In 2007, exploration will also take place in the United States, Mongolia, and Africa, where Cameco is earning an interest in prospective land in Gabon. Cameco continues to evaluate other regions and projects globally, and we will add to our land position as new prospects are confirmed.
FUEL SERVICES BUSINESS
In 2006, the fuel services business added fuel fabrication services for Candu-type reactors as a result of our acquisition of Zircatec to our existing businesses of refining and conversion services. See the following discussion under “Fuel Fabrication.” Refining is an intermediate step to prepare uranium to be converted into either UF6 or UO2.
The industry practice for measuring conversion services is kilograms of uranium (kgU) rather than pounds of U3O8. For example, 66 million kgU is equivalent to about 172 million pounds U3O8.
Conversion Demand
World demand for UF6 and natural UO2 conversion services was estimated to be about 68 million kgU in 2006. Western world demand accounted for almost 60 million kgU with the remaining 8 million kgU coming from the non-western world (Russia, China and eastern Europe).
Over the next 10 years, world demand is expected to increase by 35% to about 92 million kgU. In 2007, total world conversion services demand is expected to increase by 3%.
Conversion Supply
The western world UF6 conversion industry consists of Cameco and three other significant producers, with an annual conversion capacity of about 46 million kgU. In 2005, Cameco signed a toll-conversion agreement to acquire UF6 conversion services from one of these other converters, Springfields Fuels Ltd. (SFL) in Lancashire, United Kingdom. Under the 10-year agreement, SFL will annually convert a base quantity of 5 million kgU to UF6 for Cameco. This new source, coupled with our Canadian UF6 plant, will account for almost 40% of the western world UF6 conversion capacity.
In addition, supplies are available from secondary sources including excess western inventories, Russian sales in the form of low enriched uranium, Russian re-enriched depleted tails, and Russian and US uranium derived from dismantling nuclear weapons. Russia supplies most of the UF6 conversion requirements of the former Soviet Union and eastern Europe in the form of low enriched uranium.
Conversion Markets
Utilities contract about 90% of their UF6 conversion services through long-term contracts, purchasing the remainder on the spot market. Cameco is the only commercial supplier in the world of conversion for natural UO2 customers. In addition to the Canadian requirements, Cameco also exports UO2 to South Korea for its Candu reactors and to the US and Japan for use as blanket fuel in boiling water reactors. Cameco also sells conversion services packaged with U3O8 as a UF6 or UO2 product.
Spot/Long-Term Conversion Market
Spot market UF6 conversion prices remained steady during 2006. Spot prices increased slightly for North American conversion services and 8% for European conversion services year-over-year. Outlined below are the industry average spot market prices (TradeTech and Ux) for North American and European conversion services.

	Dec 31/06	Dec 31/05	% Change
Average spot market price ($US/kgU)
· North America	11.75	11.50	2
· Europe	12.38	11.50	8
Outlined below are the industry average long-term prices (TradeTech and Ux) for North American and European conversion services.

	Dec 31/06	Dec 31/05	% Change
Average long-term price ($US/kgU)
· North America	12.25	12.00	2
· Europe	13.75	12.88	7
The industry does not publish UO2 prices.
Conversion Business — Key Performance Drivers
The major factors that drive Cameco’s conversion business results are:
•	prices — spot and long-term,

•	volume — sales, production and purchases,

•	costs — production and purchases, and

•	the relationship between the US and Canadian dollars.
Prices — Spot/Long-Term
Cameco sells its conversion services directly to utilities located in many parts of the world, primarily through long-term contracts. Conversion services are priced in US dollars per kgU. The majority of conversion sales are at fixed prices adjusted for inflation. In 2006, most of our conversion sales were made under long-term contracts negotiated in a low price environment and therefore, we did not benefit from the current elevated UF6 conversion spot prices during the year.

Going forward, the majority of our contract commitments, totalling more than 75 million kgU over more than 10 years, are at fixed prices adjusted for inflation.
We continue to sign new long-term contracts with fixed prices that generally reflect long-term prices at the time of the contract award. Like uranium sales, we begin delivery of conversion services up to four years after the agreement has been finalized. Therefore, in the coming years, Cameco’s contract portfolio will benefit from higher fixed-price contracts signed in the more recent higher priced environment.
Volumes — Sales, Production, Purchases
Sales Volume
Cameco sold 18.5 million kgU of fuel services in 2006, up 11% from the 16.6 million kgU in 2005. We expect conversion sales volume to total about 20.2 million kgU in 2007, up 9% from 2006.
Production Volume
At our Port Hope conversion facility, we produced 12.5 million kgU in 2006 compared to 11.4 million kgU in 2005. The rise reflects increased fluorine generation capacity and other plant improvements achieved during the year. We anticipate production for 2007 to be 13.8 million kgU as UF6 and UO2.
The CNSC has not yet issued the draft scope for the required environmental study for the Vision 2010 project. This project proposes to clean up and modernize the Port Hope conversion facility site. Design and preliminary engineering for the project have been proceeding.
At our Blind River refinery, we produced a record 17.2 million kgU in 2006 compared to 15.1 million kgU for 2005. The increase was due to using the refinery to produce UO3 for SFL. We anticipate annual production for 2007 to be about 15.8 million kgU to meet both Port Hope and SFL requirements. The CNSC issued Blind River a new 5-year operating licence in late February.
In mid December 2006, we received CNSC approval of the EA for the addition of pollution abatement equipment to the incinerator at our Blind River operation. This equipment is required to meet new Canadian standards for incinerator emissions that came into force in January 2007. The installation of the equipment has begun. The Blind River refinery needs an amendment to its operating licence in order to use this new equipment, which is subject to CNSC approval. We anticipate that the incinerator will be ready to commission late in the first quarter and start receiving material early in the second quarter of 2007.
The draft EA study report for the proposed increase in the Blind River licensed production capacity from 18 to 24 million kgU per year was filed with the CNSC for review late in the fourth quarter of 2007.
Purchase Volume
Cameco also has purchase commitments, which primarily reflect the conversion component of the low enriched uranium from Russian HEU, re-enriched tails product and beginning in 2006, the company’s agreement to purchase SFL’s conversion services for a 10-year period. Cameco’s UF6 conversion purchase commitments at December 31, 2006 total about 66 million kgU, most as conversion services.
Costs
Cameco’s mix of production and purchases influences its cost of sales. Operating costs are primarily fixed with about 45% attributable to labour. The largest variable operating cost is for anhydrous hydrogen fluoride, followed by energy (gas and electricity).

The majority of Cameco’s UF6 conversion purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than current spot prices. These purchase commitments totalled $406 million (US) at December 31, 2006. Refer to note 24 in the notes to the financial statements. A significant portion of these purchases has been committed under existing sales contracts.
Foreign Exchange
The majority of the company’s conversion services are sold in the US and sales are denominated in US dollars, while production costs are incurred in Canada and denominated in Canadian dollars. A discussion about Cameco’s hedging program can be found in the uranium business section under the heading “Foreign Exchange.”
Fuel Fabrication
Cameco acquired a 100% interest in Zircatec in early 2006. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors.
In Port Hope, Ontario, Zircatec operates a facility that is licensed to handle uranium materials. The plant presses uranium dioxide powder into pellets that are loaded into tubes and then assembled into fuel bundles for Candu utility customers. These bundles are ready to insert into the reactor core as fuel to generate clean electricity. Zircatec supplies these fuel bundles to Candu-style reactors, with sales to BPLP and BALP currently representing a substantial portion of its business. The plant’s annual capacity is approximately 1,200 tonnes uranium as finished fuel.
In Cobourg, Ontario, Zircatec also operates a facility where the primary product is zirconium tubing, an integral part of fuel bundles used by nuclear reactors. The plant also manufactures various Candu reactor components and monitoring equipment.
Fuel Services Strategies
Cameco’s objective is to build on and leverage its competitive advantage in fuel services. In doing so, we strive to meet three major goals to:
•	remain one of the low-cost producers,

•	expand market position, and

•	increase supply flexibility.
To achieve these goals, the company’s strategies are to:
•	improve its margins,

•	ensure adequate production, and

•	grow its market position.
We plan to improve our margins through quality and business process improvements and by pursuing fundamental productivity gains through technological development. We will ensure adequate production through extending and/or expanding production from current toll conversion arrangements or pursuing opportunities to build capacity. To grow market position, we intend to expand or build new capacity. We will limit risk and capital expense by selectively pursuing partnering opportunities with other nuclear fuel cycle participants.

Capability to Deliver Results
Cameco will execute our strategies and deliver on our goals by ensuring:
•	community relations at Port Hope continue to strengthen,
•	adequate human resources are available to replace an aging workforce,
•	capital is available over the longer term given our expansion plans, and
•	adequate resources are allocated to maintain and grow our fuel services business.
Community Relations
We have significantly increased our community outreach program in Port Hope through the implementation of a series of ongoing community liaison forums, community newsletters, newspaper advertising, open houses and a Port Hope dedicated website (camecoporthope.com). The response from the community has been very positive with excellent attendance at our forums and open houses.
Human Resources
As with our uranium business, we need to ensure we have adequate human resources to replace the aging fuel services workforce. At December 31, 2006, about 35% of the conversion services workforce was age 50 or older. We have developed a long-term people strategy that includes workforce planning to meet that challenge.
Ready Access to Capital
Cameco has an ambitious plan to grow in the nuclear energy industry. Opportunities to invest are unpredictable and often capital intensive. We intend to maintain financial flexibility to pursue opportunities as they arise. For that reason, we maintain a conservative financial structure with a target of no more than 25% net debt to total capital.
Adequate Resources
Cameco believes it has the appropriate capabilities in place to maintain its low-cost status, protect and grow its market position and improve its supply flexibility. We intend to remain competitive in the longer term and retain the flexibility to quickly take advantage of future new market opportunities. Cameco constantly reviews options to grow the conversion business to meet these longer-term opportunities.
Fuel Services Business Results
In 2006, the fuel services business consisted of refining, conversion services and fuel fabrication services. In 2005, Cameco’s fuel services business consisted of only refining and conversion services.

Conversion Highlights

	2006	2005	% Change
Revenue ($ millions)	224	158	42
Gross profit ($ millions)	25	28	(11)
Gross profit %	11	18	(39)
Earnings before taxes ($ millions)	22	25	(12)
Sales volume (million kgU) [1,2]	18.5	16.6	11
Production volume (million kgU) [2]	13.2	11.4	16

[1]	Kilograms of uranium

[2]	Includes Zircatec sales and production in 2006
The current results and outlook for fuel services reflect the deferral of revenue and the associated costs on conversion services deliveries of 1.0 million kgU, related to the standby product loan agreements discussed under the uranium business segment. The effect of the deferral was a decrease in reported revenue of $9 million. Gross profit on the deferred conversion services deliveries was $1 million.
As in the case of the deferred uranium revenue, the timing of cash receipts on the deferred revenue is the same as on any other sale and is unaffected by the accounting treatment for the revenue. As a result, cash flows are not impacted by the deferral. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
Revenue
In 2006, revenue from our fuel services business rose by 42% to $224 million compared to 2005, as a result of the inclusion of revenue from Zircatec and a 12% increase in fuel service deliveries. The timing of deliveries of nuclear products within a calendar year is at the discretion of our customers. A 1% increase in the average realized selling price contributed marginally to higher revenues. As noted above, most conversion sales are at fixed prices and have not yet fully benefited from the significant increase in UF6 spot prices.
Cost of Products and Services Sold
In 2006, the cost of products and services sold was $180 million compared to $120 million in 2005, an increase of 50% due to the inclusion of costs from Zircatec, higher volumes and higher costs for purchased conversion. In 2006, a greater proportion of our sales commitments was met with purchased conversion compared to 2005. On a per unit basis, the cost of products and services sold increased by about 30% over the previous year.
Depreciation, Depletion and Reclamation
In 2006, DD&R charges were $19 million compared to $10 million in 2005 due to the inclusion of charges from Zircatec. The rate of depreciation per unit for fabrication is significantly higher than for conversion, causing total DD&R charges to nearly double.

Gross Profit
In 2006, earnings before taxes from the fuel services business declined to $22 million from $25 million in the same period of 2005. The lower profitability was due to the higher cost of purchased and produced product.
Fuel Services Outlook for 2007
Cameco expects 2007 revenue from the fuel services business to be nearly 20% higher than in 2006 due to an anticipated 10% increase in deliveries and an improvement in the average realized selling price.
Fuel services sales volume in 2007 is expected to total 20.2 million kgU compared to sales of 18.5 million kgU in 2006. The cost of product sold is expected to increase due to the higher volume. On a per unit basis, product costs are projected to be similar to 2006.
The outlook for 2007 financial results for the fuel services business segment are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices, as discussed above,
•	no disruption of supply from our facilities or third-party sources, and
•	a US/Canadian dollar spot exchange rate of $1.16.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. Newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.
NUCLEAR ELECTRICITY GENERATION BUSINESS
Cameco has a 31.6% interest in the Bruce Power Limited Partnership (BPLP), which operates the four Bruce B nuclear reactors and manages the overall site located in southern Ontario. BPLP’s business is the generation and sale of electricity into the Ontario wholesale market. BPLP’s four B reactors have a combined net generation capacity of about 3,200 MW, and supply about 15% of Ontario’s electricity needs.
Nuclear Electricity Generation Business Results
These financial results reflect the new partnership structure that was created on October 31, 2005 following the division of the Bruce Power site assets between Bruce B operations (BPLP) and Bruce A operations (Bruce Power A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP included the four Bruce B units and does not include the A units.
Immediately following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities. For 2006, our results reflect a four-unit operation. Our financial results for the first 10 months of 2005 reflected a six-unit operation, which was accounted for on an equity basis.

Bruce Power Limited Partnership (100% basis) 1

	2006	2005	% Change
Output — terawatt hours (TWh) [1]	25.8	30.8	(16)
Capacity factor (%) [2]	91	79	15
Realized price ($/MWh)	48	58	(17)
Average Ontario electricity spot price ($/MWh)	46	68	(32)
($ millions)
Revenue	1,242	1,787	(31)
Operating costs [3]	807	1,202	(33)
Cash costs	701	1,008	(31)
- operating & maintenance	523	779	(33)
- fuel	65	73	(11)
- supplemental rent [4]	113	156	(28)
Non cash costs (amortization)	106	194	(45)
Income before interest and finance charges	435	585	(26)
Interest and finance charges	47	65	(28)
Earnings before taxes [5]	388	520	(25)
Cash from operations	514	771	(33)
Capital expenditures	103	323	(68)
Operating costs ($/MWh)	31	39	(21)
Distributions [6]	480	1,033	(54)

[1]	In 2006, BPLP consists of the four B units, while in 2005 it included six units (four B and two A units) for the first 10 months and four B units for the remainder of the year.

[2]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[3]	Net of cost recoveries.

[4]	Supplemental rent is about $28.3 million per operating reactor for 2006.

[5]	Excludes $149 million loss recorded on the restructuring of BPLP on October 31, 2005.

[6]	Distributions in 2005 include $633 million due to the Bruce Power restructuring. Cameco’s share was $200 million.
Cameco’s Earnings from BPLP

$ millions	2006	2005	% Change
BPLP’s earnings before taxes (100%)[1]	388	520	(25)
Cameco’s share of pre-tax earnings before adjustments	122	164	(26)
Proprietary adjustments	6	6	—
Pre-tax earnings from BPLP	128	170	(25)

[1]	Excludes $149 million loss recorded on the restructuring of Bruce Power on October 31, 2005.
Nuclear Electricity Generation Business Highlights
Earnings Before Taxes
For 2006, BPLP earnings before taxes were $388 million compared to $520 million (which excludes the $149 million loss recorded on the restructuring of Bruce Power) in 2005.

Fewer days lost to planned outages in 2006, combined with substantially fewer forced outages, contributed to a significantly higher capacity factor and reduced unit operating costs. However, lower electricity spot prices offset these gains.
output
For 2006, the BPLP units achieved a capacity factor of 91%, compared with 79% in the same period last year. These units produced 25.8 TWh during 2006 compared to 30.8 TWh (including 8.2 TWh from the A units up to October 31, 2005) over the same period last year. The decrease primarily reflects the loss of output from the A units as a result of the restructuring from six to four units in late 2005. The decrease was partially offset by higher output from the B units.
price
For 2006, BPLP’s electricity revenue totalled $1,242 million, compared to $1,787 million in 2005. During the year, BPLP’s realized price averaged $48 per MWh from a mix of contract and spot sales compared with $58 per MWh last year. The Ontario electricity spot price averaged about $46 per MWh during the year, compared to $68 per MWh in 2005.
During 2006, about 51% of BPLP’s output was sold under fixed-price contracts compared to 48% in 2005.
Costs
For 2006, operating costs were $807 million, compared with $1,202 million in 2005. This decrease primarily reflects the costs of four units in 2006 versus the six units during most of 2005, and higher costs associated with planned and forced outages in 2005. The operating cost declined to $31 per MWh in 2006 from $39 per MWh in 2005.
Cash from Operations
For 2006, BPLP generated $514 million in cash from operations compared to $771 million in 2005 due to significantly weaker spot electricity prices and changes in working capital requirements. Due to the timing of sales, the accounts receivable balance increased by $32 million in the fourth quarter of 2006, whereas it decreased by $42 million in the fourth quarter of 2005.
Capital Expenditures
In 2006, capital expenditures were $103 million, down from $323 million in 2005 principally due to lower or completed expenditures for new steam generators, low pressure turbines and the new Bruce Power Support Centre building in 2005.
Cash Distributions
BPLP also distributed $480 million to the partners in 2006. Cameco’s share was $152 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
BPLP Outlook Considerations
The results from BPLP are influenced by a number of factors including operating performance, costs and realized price. The operating performance is affected by planned and unplanned outages. Total costs are relatively insensitive to output shifts as about 95% of BPLP’s operating costs are fixed and most of the costs are incurred whether the plant is operating or not. As such, unit costs are dependent on output and subject to large variability if output changes. Cameco reports BPLP costs net of recoveries. Realized prices are made up of a mixture of sales under contract at fixed prices and sales in the Ontario spot electricity market. The

Ontario spot price is dependent on a number of factors such as the supply of and demand for electricity. The demand for electricity is very sensitive to Ontario weather patterns.
BPLP’s Outlook for 2007
In 2007, capacity factors for the B units are expected to average in the low 90% range similar to the 91% achieved in 2006. After investing significant capital on refurbishing the B units over the past few years, we anticipate continuing through 2007 with a significant reduction in time and expenditure on refurbishment programs, with only one planned outage in the first quarter of 2007. Unit B6 was shut down on January 20, 2007 and is expected back in service early in the second quarter.
For 2007, the average unit cost is expected to rise to $34 per MWh compared to $31 in 2006. Total costs are expected to rise by 12% in 2007 over 2006. The increase is due primarily to a rise in staff costs, operating and maintenance costs for heavy water treatment and fuel costs as well as lower incidental recoveries compared to 2006. In addition, higher amortization expenses are expected in 2007 reflecting the addition of the new administration building and other capital projects.
For 2007, we anticipate BPLP’s revenue to be 18% higher than in 2006, almost entirely due to higher expected realized prices, which are made up of fixed contract prices and Ontario spot market electricity prices. The spot prices are very sensitive to Ontario weather patterns. The average realized price was $48 per MWh in 2006.
The 2007 outlook for BPLP assumes the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices.
2007 BPLP Capital Expenditures (100% Basis)
BPLP’s capital expenditure program is expected to total $103 million. This includes $55 million for sustaining capital, with the balance for major projects and improvements.

2007 BPLP Capital Plan	Bruce B	Common
$ millions	Specific	Capital	Total BPLP
Category
Major Projects	$17	$16	$33
Improvement	15	—	15
Sustaining	23	32	55

Total Capital Plan	$55	$48	$103
Cameco expects that funding of these projects will come entirely from BPLP cash flows. However, available funds will depend on the electricity market prices and the operational performance of the BPLP reactors.

Electricity Price Sensitivity Analysis
For 2007, BPLP has 7 TWh under contract, which would represent about 25% of Bruce B generation at its planned capacity factor. For 2007, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $4 million.
New Fuel Program
As part of its Bruce B power uprate project, BPLP had initiated plans to refuel the B units with modified fuel containing slightly enriched uranium (SEU) and blended dysprosium uranium beginning in 2008. Until recently, all four of the B units were operating at 90% of maximum power, based on an operating limitation imposed by the CNSC. The operating limitation ensures that necessary safety margins are maintained. The use of the modified fuel is intended to allow the reactors to operate at designed capacity, while maintaining necessary safety margins. Approval is required from the CNSC to operate the B units with the modified fuel.
In early 2007, Bruce Power revised its fuel deployment strategy and is now developing plans to load the modified fuel into the Bruce A reactors prior to loading any fuel into the B reactors, subject to the finalization of all commercial arrangements and Bruce Power board approvals. This will effectively delay the power uprate program at Bruce B.
While the delay of the new fuel program at the B units will result in the inability to restore power to 100%, Bruce Power has successfully taken other steps to partially restore power ratings at the B units. In 2004, unit B6 received CNSC approval to operate at 93% on the basis of improved safety margins attributed to completion of the first phase of a fuel core reordering program. Units B7 and B8 have since also achieved this power uprate to 93%. Unit B5 is expected to receive this uprate by 2008.
GOLD
Centerra
Cameco owns 52.7% of Centerra, which is listed and publicly traded on the Toronto Stock Exchange under the symbol CG. We transferred substantially all of our gold assets to Centerra in 2004 as part of our strategy to unlock the value contained in these gold properties. Gold is not a core business for Cameco. Centerra was created as a vehicle for Cameco to eventually exit the gold business.
The geographic focus of Centerra’s exploration, development, and acquisition efforts is in Central Asia, the former Soviet Union, and other emerging markets. Centerra owns 100% of the Kumtor mine in the Kyrgyz Republic and a 95% interest in the Boroo mine in Mongolia. Centerra is the operator of both mines. Centerra also has interests in exploration properties, including a 100% interest in the Gatsuurt property in Mongolia, 35 kilometres from the Boroo mine, and a 62% joint-venture interest in the REN property in Nevada.
•	Centerra’s growth strategy is to increase its reserve base and expand its current portfolio of gold mining operations by:
•	developing new reserves at existing mines from in-pit, adjacent and regional exploration,

•	advancing late stage exploration properties by additional drill programs, and feasibility studies as warranted, and

•	actively pursuing selective acquisitions or mergers primarily in Central Asia, the former Soviet Union and other emerging markets.

Centerra recently issued updated estimates on the reserves and resources at its operating mines. At Kumtor, 208,000 ounces of reserves were added before accounting for mining of 416,000 contained ounces in 2006. The reserve grade increased by 20% from 3.8 g/t to 4.7 g/t due to the higher grade mineralization being delineated in the SB Zone. Measured and indicated resources increased by approximately 500,000 ounces and inferred resources significantly increased by 1.1 million ounces. Centerra will proceed with a $39 million (US) underground exploration and development program at Kumtor.
At Boroo, 342,000 contained ounces have been added, which replace reserves mined in 2006. Centerra will invest $19 million (US) to develop a heap leach addition to process approximately 645,000 ounces of contained gold.
As of December 31, 2006, on a 100% project basis, Centerra’s proven and probable reserves totalled 7.0 million ounces of contained gold (Cameco’s share is 3.6 million ounces).
Centerra has an aggressive exploration program to further expand its reserve and resource base and is actively seeking acquisitions. Cameco believes that Centerra will be successful in its growth strategy and ultimately add more value to our investment in Centerra.
In the longer term, Cameco will look for the right opportunity to reduce and ultimately fully divest of its gold investment. It is not our intention to sell quickly, but rather to encourage Centerra to grow and gain value for Cameco’s shareholders. The decision whether to divest will also depend on the need to fund investment opportunities in the nuclear energy business.
For further information on Centerra, refer to its annual report and annual information form for 2006.
Gold Operating Results
Cameco fully consolidates the results of Centerra’s operations. Cameco adjusts for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.

Gold Highlights	2006	2005	% Change
Revenue ($ millions)	414	412	1
Gross profit ($ millions)	101	107	(6)
Gross profit %	24	26	(8)
Realized price ($US/ounce)	597	433	38
Sales volume (ounces)	610,000	781,000	(22)
Production (ounces)	587,000	787,000	(25)
Gold Financial Results
In 2006, revenue from our gold business increased by $2 million to $414 million compared to 2005. This increase was attributable to higher gold prices, offset by lower production at Kumtor. The realized price for gold increased to $597 (US) per ounce in 2006 compared to $433 (US) per ounce in 2005, due to higher spot prices.
Kumtor’s production for the year was 304,000 ounces compared to 501,000 ounces in 2005. This decrease was primarily due to the pit wall movement that occurred in July 2006 and a lower mill head grade that averaged 2.3 g/t in the period compared to 3.4 g/t in 2005.

Production at Boroo was 283,000 ounces for the year compared to 286,000 ounces in 2005. The average head grade of ore fed to the mill was 4.3 g/t compared to 4.2 g/t in the same period last year.
The gross profit margin for gold declined to 24% in 2006 compared to 26% in 2005 due to the higher cost of labour and consumables, lower head grade at Kumtor and lower recoveries at Kumtor and Boroo. Partially offsetting the increase in cost of sales was significantly higher realized gold prices and lower depreciation, depletion, amortization and accretion expense.
Gold Outlook for 2007
Overall, 2007 production, on a 100% basis, is expected to total between 700,000 to 720,000 ounces of gold. At Kumtor, production for 2007 is expected to be about 450,000 to 460,000 ounces of gold. At Boroo, on a 100% basis, we expect production in the range of 250,000 to 260,000 ounces of gold in 2007. Gold revenue is expected to increase by about 20% in 2007 over 2006. This outlook for the gold business is based on the following key assumptions:
•	Centerra’s forecast production is achieved,

•	spot gold price of $600 (US) per ounce, and

•	a US/Canadian dollar spot exchange rate of $1.16.
Centerra expects the current gold industry’s strong fundamentals to continue to exert upward pressure on price. As such, Centerra currently plans to leave its gold production unhedged.
Gold Price Sensitivity Analysis
For 2007, a $25.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $21 million (Cdn), cash flow by about $15 million (Cdn) and net earnings by about $8 million (Cdn).
Qualified Person
The disclosure in this MD&A of scientific and technical information regarding Centerra’s gold properties, including reserve and resource estimates and the description of the geology, was prepared by or under the supervision of the following qualified person:
Ian Atkinson, a certified professional geologist, and employed by Centerra as vice-president exploration (Kumtor and Boroo). He is a qualified person for the purpose of National Instrument 43-101.

2006 FOURTH QUARTER CONSOLIDATED RESULTS

Financial Highlights	Three months
($ millions except per share amounts)	ended Dec 31		% Change
	2006	2005
Revenue [1]	512	522	(2)
Earnings from operations	36	59	(39)
Cash provided by operations [2]	13	91	(86)
Net earnings	40	83	(52)
Earnings per share (EPS) — basic ($)	0.11	0.24	(54)
EPS — diluted ($)	0.11	0.23	(52)
EPS — adjusted and diluted ($)	0.11	0.21	(48)
Adjusted net earnings [3]	40	76	(47)

[1]	In 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In 2005, consolidated revenue included Cameco’s proportionate share of BPLP revenue following the restructuring of the partnership as of October 31, 2005. Prior to that date, we accounted for BPLP using the equity accounting method.

[2]	After working capital changes.

[3]	Net earnings for 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates and adjusted to exclude a $29 million gain ($0.08 per share diluted) on sale of our interest in the Fort à la Corne joint venture. Net earnings for the quarter and year ended December 31, 2005 have been adjusted to exclude $69 million ($0.19 per share diluted) in net earnings related to the gain on sale of Energy Resources of Australia Ltd shares as well as $62 million ($0.17 per share diluted) in net loss related to the restructuring of the Bruce Power Limited Partnership. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
For the three months ended December 31, 2006, our net earnings were $40 million ($0.11 per share diluted), $43 million lower than the net earnings of $83 million ($0.23 per share diluted) recorded in 2005. The decrease was due to lower earnings in the electricity and gold businesses, and a $20 million (pre-tax) charge at Cigar Lake. As highlighted in our third quarter report, we are required to write down the value of assets lost in the Cigar Lake inflow. The write down results in a $15 million (pre-tax) charge in the fourth quarter of 2006. In addition, we expensed $5 million (pre-tax) in costs related to remediation activities at the project.
In the fourth quarter of 2006, our total costs for administration, exploration, interest and other were $62 million, $6 million higher than in the same period of 2005. Administration costs were $14 million higher due largely to increased costs of $4 million at Centerra Gold Inc (Cameco’s 53% owned subsidiary), information systems and process enhancements ($3 million), Sarbanes Oxley compliance ($2 million), business development ($1 million) and higher workforce related costs ($1 million).
Exploration expenditures were $3 million lower, at $15 million, with uranium exploration expenditures down $2 million at $7 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra were down $1 million from the fourth quarter of 2005.
Interest and other charges declined by $5 million due to higher interest income on higher cash balances ($7 million) and foreign exchange gains ($3 million) partially offset by mark to market losses on foreign exchange contracts that are not designated as hedges ($5 million).

In the fourth quarter of 2006, we recorded a $9 million net recovery of income taxes. During the quarter, Centerra recorded $10 million in recoveries related mainly to losses at its Kumtor operation. The portion of our income taxable in Canada was relatively low in the quarter due to the Cigar Lake remediation charges and lower earnings from BPLP. Our tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries.
Earnings from operations decreased to $36 million in the fourth quarter of 2006, from $59 million in the fourth quarter of 2005. The aggregate gross profit margin increased in the fourth quarter to 23% from 22% in 2005.
For more information on the fourth quarter of 2006, refer to Cameco’s news release dated February 6, 2007.
2005-2006 QUARTERLY CONSOLIDATED FINANCIAL HIGHLIGHTS

Highlights
($ millions except per share amounts)	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	512	360	417	542	522	287	287	216
Net earnings	40	73	150	112	83	79	34	20
EPS — basic ($)	0.11	0.21	0.43	0.32	0.24	0.23	0.10	0.06
EPS — diluted ($)	0.11	0.20	0.40	0.30	0.23	0.22	0.10	0.06
EPS — adjusted & diluted ($)	0.11	0.12	0.21	0.30	0.21	0.22	0.10	0.06
Cash from operations	13	79	40	286	91	148	(45)	84
The following points are intended to assist the reader in analysing the trends in the quarterly financial highlights for 2006:
•	Revenue of $512 million in the fourth quarter of 2006 was 42% higher than in the third quarter due to higher sales volumes and improved prices in the uranium and fuel services businesses. Revenue is driven by timing of deliveries in our uranium and fuel services businesses, and has tended to be higher in the fourth quarter. However in 2006, the deliveries were more heavily weighted in the first quarter of the year.
•	Net earnings do not trend directly with revenue because past results are significantly influenced by results from BPLP. Prior to November 1, 2005, the equity method of accounting was applied to the investment in BPLP and thus no BPLP revenue or costs were recorded. On November 1, 2005, Cameco moved to proportionate consolidation of BPLP’s financial results. For 2006, we have included our share of revenue, expenses and cash flow from the Bruce B reactors. The adjustment in our accounting method for BPLP does not change the reporting of our net earnings.
•	Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium production and fuel services businesses.

2006 CONSOLIDATED RESULTS
Consolidated Earnings
Earnings
In 2006, Cameco recorded a non-cash recovery of $73 million of future income taxes related to reductions in federal and provincial income tax rates. Also in 2006, Cameco recorded a $29 million after-tax gain on the sale of our interest in the Fort à la Corne joint venture. Consolidated earnings in the following discussion are adjusted to exclude these items for period-to-period comparisons of the financial results. Adjusted net earnings is a non-GAAP measure that should be considered supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.
For 2006, our net earnings were $376 million ($1.02 per share diluted). Our adjusted net earnings were $274 million ($0.75 per share diluted and adjusted), $66 million higher than the adjusted net earnings of $208 million ($0.58 per share diluted) recorded in 2005 due to improved results in the uranium and gold businesses. These improvements were partially offset by lower earnings from BPLP, charges related to the Cigar Lake water inflow and higher administration expenses.
The improvement in the uranium business was due to a higher realized price, the result of both the significant increase in the spot price for uranium and higher realized prices under fixed-price contracts. In the gold business, an increase in the realized price more than offset the impact of reduced production caused by the movement of the pit wall at Kumtor. In 2006, our earnings from BPLP declined in comparison to 2005 due to a 32% decrease in the average Ontario electricity spot price.
Earnings from operations increased to $335 million in 2006 from $121 million in 2005. The aggregate gross profit margin increased in 2006 to 28% from 23% in 2005 due to higher realized prices for uranium and gold.
Corporate Expenses
Administration
In 2006, administration costs were $143 million, an increase of $33 million due largely to an $11 million increase in costs at Centerra, related to stock-based compensation and business development. In addition, Cameco recorded increased expenses for stock compensation primarily attributable to increased share prices ($4 million) and incurred higher charges for Sarbanes-Oxley compliance ($7 million), business process enhancements ($5 million) and higher workforce related costs ($4 million).
Interest and Other
In 2006, interest and other costs declined by $16 million compared to 2005 due primarily to higher interest income on cash balances ($22 million) partially offset by higher gross interest costs ($5 million) related mainly to the proportionate consolidation of BPLP. Refer to note 13 in the notes to the financial statements.
Income Taxes
In 2006, we recorded a net tax recovery of $69 million compared to an expense of $30 million for 2005.
In 2006, the government of Saskatchewan amended the provincial income tax laws to provide for a 5% reduction in the general corporate income tax rate. The provincial tax rate is declining from 17% to 12% over a three-year period commencing July 1, 2006. Also in 2006, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 2% reduction in the general corporate income tax rate. The federal tax rate will decline from its previous level of 21% to 19% over a three-year period commencing in 2008. Amendments were also introduced to eliminate the corporate surtax, which effectively will decrease the federal income tax rate by 1%, starting in 2008.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $73 million ($0.19 per share diluted) in 2006.
In addition, confirmation was received with respect to the deductibility of the Saskatchewan provincial resource surcharge for the years prior to 2001. As a result, a $17 million reduction of future taxes was recorded.
Our effective tax rate decreased to 6% in 2006 from 20% in 2005 due to a lower proportion of total income being taxable in Canada. The effective rate for 2006 excludes the $73 million recovery related to the change in tax rates and the $17 million recovery due to the deductibility of the resource surcharges. The effective rate for 2005 is based on adjusted net earnings and also excludes $10 million in recoveries related to the deductibility of the resource surcharges.
Income tax expense also includes capital taxes of approximately $2 million and $6 million in 2006 and 2005 respectively. The amount reported in 2005 also included large corporations tax which was eliminated effective January 1, 2006. Refer to note 16 in the notes to the financial statements.
Cash Resources
Operating Activities
In 2006, Cameco generated record cash from operations of $418 million compared to the previous record of $278 million in 2005. The increase of $140 million reflects higher revenue compared to 2005 and the proportionate consolidation of BPLP results in 2006.
Investing Activities
In 2006, Cameco used $527 million in its investing activities, an increase of $548 million compared to the prior year when the investing activities generated positive cash flow of $21 million. In 2005, Cameco collected $302 million as a result of the restructuring of BPLP ($200 million) and the sale of its shares in ERA ($102 million). Excluding these inflows, the net increase in cash used in investing activities in 2006 over 2005 was $247 million and was largely attributable to the acquisition of Zircatec ($84 million), higher development charges at Cigar Lake ($37 million) and Inkai ($19 million) as well as greater capital expenditures by Centerra ($81 million).
For 2006, investing activities included $29 million for sustaining capital at McArthur River/Key Lake, $120 million in development costs at Cigar Lake and $31 million in capitalized interest charges.
Financing Activities
In 2006, Cameco used $182 million in its financing activities. In January 2006, Cameco redeemed $150 million in debentures. In 2006, the company paid a record total of $53 million in dividends, up from $40 million in 2005.

Balance Sheet
Cash
At December 31, 2006, our consolidated cash balance totalled $334 million with Centerra holding about $217 million of this amount.
Inventories
Compared to the end of 2005, our product inventories increased by $17 million to $416 million. The increase in the inventory value was attributable to higher unit costs due primarily to higher unit costs for uranium, which were largely offset by a 20% decline in the quantity of uranium inventory. The average cost of our uranium and conversion services has risen due primarily to an increase in the cost of purchased material. Refer to note 4 in the notes to the financial statements.
Debt
At December 31, 2006, our total debt was $705 million, representing a decrease of $154 million compared to December 31, 2005. Included in the December 31, 2006 balance was $198 million, which represents our proportionate share of BPLP’s capital lease obligation. At December 31, 2006, our consolidated net debt to capitalization ratio was 12%, up from 9% at the end of 2005. In 2006, we used cash on hand to redeem a total of $150 million in debentures. Refer to note 7 in the notes to the financial statements.
Investments
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	Dec 31/06	Dec 31/06	Dec. 31/05

Centerra Gold Inc.	$443	$1,504	$1,069
UEX Corporation	19	220	167
UNOR Inc.	9	14	—

Total	$471	$1,738	$1,236

[1]	Market value is calculated as the number of shares outstanding multiplied by the closing share price as quoted on the TSX on December 31, 2005 and December 31, 2006.
Off-Balance Sheet Arrangements
In the normal course of operations, Cameco enters into certain transactions which are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances, derivative instruments and long-term product purchase contracts. These arrangements are discussed in the following sections of this MD&A and the notes to the financial statements:
•	Financial Assurances:
•	Nuclear Electricity Business,

•	Liquidity and Capital Resources,

•	Risks and Risk Management and

•	Notes 7, 8, 19 and 25 of the Consolidated Financial Statements.
•	Derivative Instruments:
•	Uranium Business,

•	Risks and Risk Management,

•	Critical Accounting Estimates and

•	Note 25 of the Consolidated Financial Statements.
•	Long-term Product Purchase Contracts
•	Uranium Business,

•	Liquidity and Capital Resources and

•	Note 24 of the Consolidated Financial Statements.
CONSOLIDATED OUTLOOK FOR 2007
In 2007, Cameco expects consolidated revenue to grow by about 25% over 2006 due to higher revenue from uranium and fuel services. In the uranium business, we expect revenue to increase by approximately 45% due to stronger average realized prices under our contracts relative to 2006. This projection for the uranium business does not include all the expected adjustments for the Cigar Lake water inflow incident as they are being finalized and assumes that the product loan arrangements in place remain unchanged. We may consider terminating a portion or all of the product loans. Excluding the impact of any deferrals related to the product loans, we anticipate uranium revenue to increase by about 50% in 2007 primarily due to higher realized prices.
We also anticipate that revenue from the fuel services business will be about 20% higher than in 2006 due to an anticipated 10% increase in deliveries and an increase in the average realized selling price.
For 2007, we anticipate BPLP revenue to be 18% higher than in 2006, almost entirely due to higher expected realized prices. This outlook for BPLP assumes the B units will achieve a targeted capacity factor in the low 90% range.
In 2007, we expect gold production (100% basis) to increase to 700,000 to 720,000 ounces from 587,000 ounces in 2006. Gold revenue is expected to increase by about 20% in 2007 over 2006.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices, as discussed above,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian dollar spot exchange rate of $1.16.
Administration costs are projected to be about 10% greater than in 2006. The increase reflects higher charges for operations related regulatory compliance, business development and costs to maintain the workforce. Exploration costs are expected to be about $72 million in 2007. Of this, $45 million is targeted for uranium, a 41% increase over 2006.
For 2007, the effective tax rate is expected to be in the range of 15% to 20%. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.
In 2007, we expect total capital expenditures, including the gold business, to increase by 25% to $577 million.

Capital expenditures are classified as growth or sustaining. Growth capital is defined as capital spent to bring on incremental production plus business development initiatives. The remainder is classified as sustaining capital. For growth projects, total expenditures are projected to be $256 million.
We expect sustaining capital expenditures to be higher in 2007 than in 2006 due to revitalization programs at Key Lake and Rabbit Lake, and well field expansions at the US ISL operations. Sustaining capital expenditures will also increase at fuel services to improve production processes and meet new regulatory requirements.

Capital Expenditures
(Cameco’s share in $ millions)	2007 Plan	2006 Actual
Growth Capital
McArthur River	—	$9
US ISL	2	1
Cigar Lake	74	120
Fuel Services	19	—
Inkai	62	37
Gold[1]	99	94

Total Growth	$256	$261

Sustaining Capital
McArthur River/Key Lake	$78	$29
US ISL	33	23
Rabbit Lake	63	24
Fuel Services	37	18
Bruce Power (BPLP)	33	33
Gold[1]	28	27
Other	14	14

Total Sustaining	$286	$168

Capitalized interest	35	31

Total	$577	$460

[1]	Represents 100% of Centerra’s expenditures.
LIQUIDITY AND CAPITAL RESOURCES
Overview
Financial liquidity represents the company’s ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table below.
In 2006, Cameco arranged for standby product loan facilities with two Cameco customers that allow Cameco to borrow up to 5,560,000 pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Cameco also extended its revolving credit facility by one year to be available until November 30, 2011.

Liquidity Indicators

	2006	2005	2004	2003	2002

Cash provided by operations ($ millions)	418	278	228	250	241
Cash provided by operations/net debt[1] (%)	113	118	69	48	66
Net debt*/total capitalization (%)	12	9	13	22	18

[1]	Total debt less cash and cash equivalents based on consolidated amounts.
Indicators Defined
Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in working capital.
Cash provided by operations to net debt indicates the company’s ability to meet debt obligations from internally generated funds.
Net debt to total capitalization measures the company’s use of financial leverage. A lower percentage means less reliance upon debt as a source of financing. Although debt is a lower cost form of financing compared to equity, a lower percentage of debt also represents lower repayment obligations. At December 31, 2006, the consolidated cash balance totalled $334 million with Centerra holding about $217 million of this amount for its own use.
Credit Ratings
The following table provides Cameco’s third party ratings for our commercial paper, senior debt and convertible debentures, as of December 31, 2006:

Security	DBRS	S&P

Commercial Paper	R-1 (low)	A-1 (low)[1]
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

[1]	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $750 million in unsecured lines of credit.
Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2011. Upon mutual agreement the facility can be extended for an additional year. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2006, there were no amounts outstanding under this credit facility.

Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At December 31, 2006, there were no amounts outstanding under the commercial paper program.
Various financial institutions have entered into agreements to provide Cameco up to approximately $250 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At December 31, 2006, outstanding letters of credit amounted to $213 million under these facilities. Cameco has established separate letter of credit facilities to support standby product loan facilities, as described below.
Cameco has operated within the investment-grade segment (high-credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While future access to credit cannot be assured, it was readily available in 2006.
Product Loan Facilities
Cameco has arranged for standby product loan facilities with two of its customers. The arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1.4 million kgU can be borrowed in the form of UF6. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%. Any borrowings will be secured by letters of credit and are repayable in kind.
Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
The market value of the facilities is based on the quoted market price of the products at December 31, 2006 and was approximately $416 million (US). As at December 31, 2006, the company did not have any loan amounts outstanding under the facilities.
Cameco has established $300 million (US) of letter of credit facilities maturing in 2010 to support these standby product loan facilities. At December 31, 2006, there were no amounts outstanding under these letter of credit facilities.
Debentures
Cameco’s senior unsecured debentures consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015.
Convertible Debentures
Cameco has $230 million outstanding in convertible debentures. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued interest. Refer to note 7 in the notes to consolidated financial statements.
Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31,

2006, Cameco met these financial covenants and does not expect its operating and investment activities in 2007 to be constrained by them.
Contractual Cash Obligations

		Due in	Due in	Due in	Due
As at December 31, 2006		Less Than	1 — 3	4 — 5	After
($ million)	Total	1 Year	Years	Years	5 Yrs

Long-term debt [1]	727	8	19	25	675
Interest on long-term debt	207	26	51	51	79
Other liabilities	373	11	11	1	350
Unconditional product purchase obligations [2,3]	1,171	202	308	281	380
Total contractual cash obligations	2,478	247	389	358	1,484

[1]	Includes the amortized value of the conversion option associated with the convertible debentures. Refer to note 7 in the notes to the consolidated financial statements.

[2]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2006 rate of $1.1653.

[3]	Virtually all of Cameco’s product purchase obligations are under long-term, fixed-price arrangements.
Commercial Commitments
Commercial commitments at December 31, 2006 decreased to $297 million from $463 million at December 31, 2005. Our obligations to provide financial guarantees supporting BPLP decreased by $100 million, Kumtor Gold Company purchase commitments decreased by $72 million and standby letters of credit increased by $6 million to the end. At December 31, 2006, commercial commitments included standby letters of credit of $213 million and financial guarantees for BPLP of $84 million.

As at December 31, 2006	Total amounts
($ millions)	committed

Standby letters of credit [1]	213
BPLP guarantees [2]	84
Total commercial commitments	297

[1]	The standby letters of credit maturing in 2007 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	At December 31, 2006, Cameco’s total commitment for financial assurances given on behalf of BPLP was estimated to be $84 million. Refer to note 19 in the notes to consolidated financial statements.

2004-2006 CONSOLIDATED FINANCIAL HIGHLIGHTS

For the Years Ended December 31
($ millions except per share amounts)	2006	2005	2004

Revenue	1,832	1,313	1,048
Earnings from operations	335	121	123
Net earnings	376	215	277
— per common share (basic)	1.07	0.62	0.81
— per common share (diluted)	1.02	0.60	0.77
Adjusted net earnings [1]	274	208	183
Cash provided by operations	418	278	228
Total assets	5,140	4,773	4,052
Long-term financial liabilities	1,582	1,687	1,306
Dividends per common share	$0.20	$0.12	$0.10

[1]	Net earnings for 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates and adjusted to exclude a $29 million gain ($0.08 per share diluted) on sale of our interest in the Fort à la Corne joint venture. Net earnings for 2005 have been adjusted to exclude $69 million ($0.19 per share diluted) in net earnings related to the gain on sale of Energy Resources of Australia Ltd shares as well as $62 million ($0.17 per share diluted) in net loss related to the restructuring of the Bruce Power Limited Partnership. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
The following points are intended to assist the reader in analyzing the trends in the annual financial highlights for the years 2004 through 2006.
•	Revenue has trended higher over the three-year period, rising by 75% over 2004 to a record $1,832 million in 2006. Approximately half of this increase was related to the electricity business where the restructuring undertaken late in 2005 required a change in accounting, from equity method to proportionate consolidation. In 2006, we reported electricity revenues of $408 million.

•	Revenue has also been influenced by improved prices in the uranium and gold businesses. Our realized price for uranium concentrates has increased consistently over the three-year period, averaging $24.72 (Cdn) per pound in 2006 compared to $17.97 (Cdn) per pound for 2004, a 38% improvement. We have also seen consistent improvement in the price for gold, where our average realized price has risen by 50% during the period due to higher spot prices. In addition, revenues in our fuel services business have risen by 55% due to increased volumes and realized prices as well as the acquisition of Zircatec in early 2006.

•	Earnings from operations have also trended higher during the period but the rise has been tempered by higher costs for product sold, higher administration charges and greater investment in exploration. The increase in the cost of sales was attributable to higher costs for purchased uranium and conversion services, driven by rising spot prices. Our administration costs have risen significantly over the three-year period due to establishing Centerra as a separate publicly traded company, higher stock compensation expenses and higher costs for regulatory compliance.

•	Net earnings have not trended with revenue due to two main reasons. First, our results are significantly influenced by operating results from Bruce Power. Until November 1, 2005, we used the equity method to account for the investment in Bruce Power and therefore no revenue was recorded prior to that time. Second, our earnings have been influenced by unusual, one-time items over the past three years. In 2004, we recorded a gain of $94 million (after tax) on the restructuring of our gold business. In 2005, there were two unusual items: 1) the disposition of our investment in ERA which resulted in a gain of $69 million (after tax), and 2) the restructuring of the BPLP partnership which resulted in an after-tax loss of $62 million. In 2006, we recorded income tax recoveries of $73 million as the result of changes in tax legislation and we recognized a gain of $29 million (after tax) on the sale of our interest in the Fort à la Corne joint venture.
•	Excluding the adjustments noted above, net earnings have increased by 50% in 2006 over the $183 million recorded in 2004. The 14% increase to $208 million in 2005 from 2004 was attributable to improved results in the uranium business as well as stronger performance at BPLP. The improvement in the uranium business was due to a higher realized price, which was related mainly to the significant increase in the spot price for uranium. Earnings from BPLP benefited from a 23% increase in realized price due to higher spot prices in Ontario. The improvement in net earnings from 2005 to 2006 was due largely to improved results in our uranium and gold businesses. The higher earnings were partially offset by reduced earnings from BPLP as well as higher charges for administration and the recognition of remediation costs at Cigar Lake. The improvement in the uranium profits was due to the higher average realized price, which was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price. The gold business also benefited from higher realized prices with the spot price averaging $602 (US) per ounce in 2006, an increase of 35% over 2005. The earnings from BPLP declined due to a $10 per MWh (17%) decrease in the average realized price to $48.00 per MWh as a result of lower electricity spot prices.

•	In 2006, Cameco generated record cash from operations of $418 million compared to $278 million in 2005. This increase of $140 million was mainly attributable to higher revenues and the proportionate consolidation of BPLP results in 2006. Cash from operations of $278 million in 2005 represented an increase of $50 million compared to the $228 million recorded in 2004. This increase was mainly due to higher revenues in the uranium and gold businesses compared to 2004.

•	The major components of Cameco’s long-term financial liabilities are long-term debt, future income taxes and the provision for reclamation. In 2006, Cameco’s total long-term financial liabilities declined to $1,582 million from $1,687 million at the end of 2005 due to a $154 million decrease in long-term debt, and a $133 million reduction in future income taxes due largely to changes in Canadian tax rates. These reductions were partially offset by an increase in other liabilities related to revenue deferrals under our product loan arrangements and higher liabilities for reclamation at our fuel services facilities in Ontario.

•	At the end of 2006, Cameco’s total assets amounted to $5,140 million, an increase of $367 million over the previous year. Most of the change was due to the increased investment in property, plant and equipment related to the acquisition of Zircatec and development expenditures for Cigar Lake, Inkai and gold.
OUTSTANDING SHARE DATA
At March 12, 2007, there were 352.4 million common shares and one Class B share outstanding. In addition, there were 7.3 million stock options outstanding with exercise prices ranging from $3.13 to $41.00 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
RESERVES AND RESOURCES
Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports reserves and resources separately.
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and includes an estimate of the metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage”.

Uranium Reserves
The following table shows the estimated uranium reserves as at December 31, 2006 on a property basis and Cameco’s share.

RESERVES	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s	Estimated
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Metallurgical	Mining
	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	(lbs U3O8)	Recovery %	Method
PROPERTY	(tonnes in thousands; pounds in millions)

Cigar Lake	497.0	20.67	226.3	—	—	—	497.0	20.67	226.3	113.2	98.5%	UG
Crow Butte	901.6	0.33	6.5	—	—	—	901.6	0.33	6.5	6.5	85.0%	ISL
Gas Hills — Peach	—	—	—	6,851.0	0.13	19.7	6,851.0	0.13	19.7	19.7	65.0%	ISL
Highland	278.5	0.13	0.8	935.1	0.13	2.7	1,213.6	0.13	3.5	3.5	80.0%	ISL
Inkai	22,694.0	0.07	35.4	63,727.0	0.06	79.0	86,421.0	0.06	114.4	68.6	80.0%	ISL
Key Lake	61.9	0.52	0.7	—	—	—	61.9	0.52	0.7	0.7	98.7%	OP
McArthur River	530.2	17.49	204.5	280.0	26.33	162.5	810.2	20.55	367.0	256.2	98.7%	UG
North Butte/ Brown Ranch	—	—	—	3,874.6	0.10	8.5	3,874.6	0.10	8.5	8.5	80.0%	ISL
Rabbit Lake	40.0	1.15	1.0	696.5	1.18	18.1	736.5	1.18	19.1	19.1	96.7%	UG
Ruby Ranch	—	—	—	2,832.2	0.09	5.5	2,832.2	0.09	5.5	5.5	80.0%	ISL
Ruth	—	—	—	853.7	0.09	1.7	853.7	0.09	1.7	1.7	80.0%	ISL
Smith Ranch	676.9	0.10	1.5	3,143.1	0.12	8.3	3,820.0	0.12	9.8	9.8	80.0%	ISL

Total	25,680.1	—	476.7	83,193.2	—	306.0	108,873.3	—	782.7	513.0	—	—

Notes:

1	Cameco reports reserves and resources separately.

2	Cigar Lake reserves are current as at March 16, 2007.

3	Mill recovery factors must be applied in order to obtain the expected amounts of recovered pounds U3O8.

4	Mineral Reserves incorporate allowances for dilution and mining losses.

5	Mining Method: OP — Open Pit; UG — Underground; ISL — In situ leaching.

6	Reserves are estimated using current geological models and current and/or projected operating costs and mine plans. Cameco’s normal data verification procedures have been employed in connection with the reserve estimations for each property, unless otherwise set out in this MD&A.

7	For the purpose of estimating mineral reserves in accordance with NI 43-101, a uranium price of $38.50 (US)/lb U3O8 was used. For the purpose of estimating mineral reserves in accordance with US Securities Commission Industry Guide 7, a uranium price of $32.30 (US)/lb U3O8 was used. Estimated mineral reserves are identical at either price.

8	The key economic parameters underlying the mineral reserves include an exchange rate of $0.91 US=$1.00 Cdn.

9	Except as otherwise set out in this MD&A, environmental, permitting, legal, title, taxation, socio-political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

10	Totals may not add up due to rounding.
In addition to the above reserves, Cameco has contractually committed supplies, including supplies under the HEU Commercial Agreement, of approximately 51 million pounds of uranium from January 1, 2007 until the end of 2013.

Uranium Measured and Indicated Resources
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable reserves.
The following table shows the estimated uranium measured and indicated resources as at December 31, 2006 on a property basis and Cameco’s share.

	MEASURED			INDICATED			MEASURED AND INDICATED
RESOURCES	(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Mining
	Tonnes	% U3O8	U3O8)	Tonnes	% U3O8	U3O8)	Tonnes	% U3O8	U3O8)	(lbs U3O8)	Method
PROPERTY	(tonnes in thousands; pounds in millions)
Cigar Lake	—	—	—	61.2	4.86	6.6	61.2	4.86	6.6	3.3	UG
Crow Butte	64.5	0.23	0.3	1,475.8	0.25	8.1	1,540.3	0.25	8.4	8.4	ISL
Dawn Lake	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4	OP&UG
Gas Hills — Peach	2,013.0	0.08	3.3	1,153.0	0.07	2.3	3,166.0	0.08	5.6	5.6	ISL
Highland	782.3	0.10	1.7	47.0	0.09	0.1	829.3	0.10	1.8	1.8	ISL
Inkai	—	—	—	11,042.0	0.06	14.2	11,042.0	0.06	14.2	8.5	ISL
McArthur River	75.0	8.51	14.1	39.8	8.37	7.4	114.8	8.49	21.5	15.0	UG
Millennium	—	—	—	446.0	3.81	37.5	446.0	3.81	37.5	15.7	UG
North Butte/ Brown Ranch	1,008.8	0.08	1.9	3,923.6	0.07	6.3	4,932.4	0.07	8.2	8.2	ISL
Northwest Unit	—	—	—	4,000.7	0.03	2.3	4,000.7	0.03	2.3	2.3	ISL
Rabbit Lake	—	—	—	180.4	0.54	2.2	180.4	0.54	2.2	2.2	UG
Reynolds Ranch	3,073.5	0.07	4.5	5,245.3	0.06	7.0	8,318.8	0.06	11.5	11.5	ISL
Ruby Ranch	156.0	0.17	0.6	108.0	0.06	0.1	264.0	0.12	0.7	0.7	ISL
Ruth	99.8	0.10	0.2	125.2	0.07	0.2	225.0	0.07	0.4	0.4	ISL
Shirley Basin	89.1	0.15	0.3	1,635.9	0.11	4.1	1,725.0	0.12	4.4	4.4	ISL
Smith Ranch	30.8	0.20	0.1	2,406.4	0.09	5.0	2,437.2	0.09	5.1	5.1	ISL

Total	7,392.8	—	27.0	32,237.3	—	116.3	39,630.1	—	143.3	100.5	—

Notes:
1	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

2	Cigar Lake resources are current as at March 16, 2007.

3	Mining Method: OP — Open Pit; UG — Underground; ISL — In situ leaching.

4	Resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the resource estimations for each property, unless otherwise set out in this MD&A.

5	Totals may not add up due to rounding.

6	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Uranium Inferred Resources
Cautionary Note to Investors concerning estimates of Inferred Resources
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
The following table shows the estimated uranium inferred resources as at December 31, 2006 on a property basis and Cameco’s share.
INFERRED RESOURCES
(100% basis)

				Cameco’s
		Grade	Content	Share	Mining
	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method
PROPERTY	(tonnes in thousands; pounds in millions)
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	2,802.1	0.16	10.1	10.1	ISL
Dawn Lake	—	—	—	—	—
Gas Hills-Peach	656.8	0.05	0.8	0.8	ISL
Highland	587.6	0.15	2.0	2.0	ISL
Inkai	253,918.0	0.05	268.0	160.8	ISL
McArthur River	584.6	7.35	94.8	66.2	UG
Millennium	217.0	2.03	9.7	4.1	UG
North Butte/Brown Ranch	618.5	0.07	1.0	1.0	ISL
Northwest Unit	627.8	0.04	0.5	0.5	ISL
Rabbit Lake	312.2	0.59	4.0	4.0	UG
Reynolds Ranch	5,333.3	0.04	4.9	4.9	ISL
Ruby Ranch	60.8	0.14	0.2	0.2	ISL
Ruth	210.5	0.08	0.4	0.4	ISL
Shirley Basin	506.8	0.10	1.1	1.1	ISL
Smith Ranch	595.7	0.07	0.9	0.9	ISL

Total	267,348.7	—	516.6	316.1	—

Notes:
1	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

2	Cigar Lake inferred resources are current as at March 16, 2007.

3	Mining Method: OP — Open Pit; UG — Underground; ISL — In situ leaching.

4	Resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the resource estimations for each property, unless otherwise set out in this MD&A.

5	Totals may not add up due to rounding.

6	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7	Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.

Uranium Reserves Reconciliation
The following reconciliation of Cameco’s share of uranium reserves reflects the changes in reserves during 2006. The 2006 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, change in mining plans, re-estimation and reclassification.
There were only modest changes in reserves in 2006 as outlined in the table below. The more noteworthy of these changes are:
•	At McArthur River, 19 million pounds were upgraded from probable reserves to proven reserves following a review of the mining plan for a portion of zone 2.

•	At Rabbit Lake, 13.5 million pounds of reserves were added as a result of underground drilling and increased confidence in the geological interpretation.

•	At Cigar Lake, 2.6 million pounds of probable reserves were converted to indicated resources following a revision of the cut-off grade.

Reconciliation of Cameco’s Share of Uranium Reserves
(in thousands of pounds U3O8)

	December 31,	2006	2006
	2005	Throughput [1]	Addition (Deletion)[2]	December 31, 2006
Reserves — Proven
Cigar Lake	113,222	0	—	113,222
Crow Butte	6,815	(897)	597	6,515
Highland	1,807	(1,169)	144	782
Inkai	21,211	0	—	21,211
Key Lake	590	0	—	590
McArthur River	136,323	(12,799)	19,226	142,750
Rabbit Lake	3,127	(1,405)	(711)	1,011
Smith Ranch	2,845	(1,390)	3	1,458

Total Proven Reserves	285,940	(17,660)	19,259	287,539

Reserves — Probable
Cigar Lake	2,625	0	(2,625)	0
Crow Butte	1,013	0	(1,013)	0
Gas Hills — Peach	19,684	0	—	19,684
Highland	2,663	0	—	2,663
Inkai	47,412	0	—	47,412
McArthur River	135,258	0	(21,816)	113,442
North Butte/Brown Ranch	8,524	0	—	8,524
Rabbit Lake	7,863	(4,000)	14,241	18,104
Ruby Ranch	5,462	0	—	5,462
Ruth	1,689	0	—	1,689
Smith Ranch	8,317	0	—	8,317

Total Probable Reserves	240,510	(4,000)	(11,213)	225,297

Total Reserves	526,450	(21,660)	8,046	512,836

Notes:
[1]	Corresponds to millfeed. The discrepancy between the 2006 mill feed and Cameco’s share of 2006 pounds U3O8 produced is due to mill recovery, mill inventory and the processing of low-grade material.

[2]	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.
Uranium Resources Reconciliation
The following reconciliation of Cameco’s share of uranium resources reflects the changes in resources during 2006. The 2006 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, property acquisitions, change in mining plans, re-estimation and reclassification.
There were only modest changes in resources in 2006 as outlined in the table below. The more noteworthy of these changes are:
•	At McArthur River, measured resources increased by 3.4 million pounds due to reclassification.

•	At Rabbit Lake, 5.3 million pounds of resources were converted to reserves.

•	At Millennium, resources decreased as a result of additional drilling.

•	At Cigar Lake, the increase in resources is due to a change in the cut-off.

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8)

		Addition (Deletion)[1]
	December 31, 2005	2006	December 31, 2006
Resources — Measured
Crow Butte	0	322	322
Gas Hills — Peach	3,346	—	3,346
Highland	1,663	—	1,663
McArthur River	6,427	3,400	9,827
Millenium	0	—	0
North Butte/Brown Ranch	1,857	—	1,857
Reynolds Ranch	4,493	—	4,493
Ruby Ranch	585	—	585
Ruth	216	—	216
Shirley Basin	304	—	304
Smith Ranch	138	—	138

Total Measured Resources	19,029	3,722	22,751

Resources-Indicated
Cigar Lake	0	3,282	3,282
Crow Butte	8,100	—	8,100
Dawn Lake	7,436	—	7,436
Gas Hills — Peach	2,310	—	2,310
Highland	92	—	92
Inkai	8,521	(5)	8,516
McArthur River	5,136	—	5,136
Millennium	19,220	(3,483)	15,737
North Butte/Brown Ranch	6,303	—	6,303
Northwest Unit	2,341	—	2,341
Rabbit Lake	7,486	(5,322)	2,164
Reynolds Ranch	6,960	—	6,960
Ruby Ranch	143	—	143
Ruth	192	—	192
Shirley Basin	4,085	—	4,085
Smith Ranch	4,984	—	4,984

Total Indicated Resources	83,309	(5,528)	77,781

Total Measured & Indicated Resources	102,338	(1,806)	100,532

[1]	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8) (Continued)

		2006
	December 31, 2005	Addition (Deletion) [1]	December 31, 2006
Resources — Inferred
Cigar Lake	59,105	—	59,105
Crow Butte	10,083	—	10,083
Gas Hills — Peach	845	—	845
Highland	1,977	—	1,977
Inkai	160,793	—	160,793
McArthur River	66,151	—	66,151
Millennium	4,700	(629)	4,071
North Butte/Brown Ranch	966	—	966
Northwest Unit	508	—	508
Rabbit Lake	3,701	332	4,033
Reynolds Ranch	4,912	—	4,912
Ruby Ranch	184	—	184
Ruth	365	—	365
Shirley Basin	1,132	—	1,132
Smith Ranch	896	—	896

Total Inferred Resources	316,318	(297)	316,021

[1]	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

QUALIFIED PERSONS
The disclosure in this MD&A of scientific and technical information regarding Cameco’s uranium properties, including reserve and resource estimates and the description of the geology, was prepared and verified by or under the supervision of the following individuals, who are qualified persons for the purposes of National Instrument 43-101:

Qualified Persons	Properties

Doug Beattie, Chief Mine Engineer, Engineering and Projects, Cameco Chuck Edwards, Director, Engineering and Projects, Cameco Alain G. Mainville, Director, Mineral Resources Management, Cameco	Dawn Lake Key Lake Millennium Rabbit Lake

Cameron Chapman, Technical Superintendent, McArthur River, Cameco
Chuck Edwards, Director, Engineering and Projects, Cameco
Alain G. Mainville, Director, Mineral Resources Management, Cameco
Gary Haywood, General Manager, McArthur River, Cameco
McArthur River

Doug McIlveen, Cigar Lake Chief Geologist, Cameco
Barry Schmitke, Cigar Lake General Manager, Cameco
Alain G. Mainville, Director, Mineral Resources Management, Cameco
Chuck Edwards, Director, Engineering and Projects, Cameco
Cigar Lake

Dave Crawford, Manager, Project Development, PRI Chuck Foldenauer, Smith-Ranch Highland Mine Manager, PRI Steve Lundsford, Sr. Evaluation Geologist, PRI	Crow Butte Gas Hills — Peach North Butte/Brown Ranch Northwest Unit Reynolds Ranch Ruby Ranch Ruth Shirley Basin Smith Ranch-Highland

Dave Crawford, Manager, Project Development, PRI Steve Magnuson, VP, Engineering & Development, PRI Alain G. Mainville, Director, Mineral Resources Management, Cameco	Inkai
The qualified persons as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.
RISKS AND RISK MANAGEMENT
Cameco attempts to mitigate risks that may affect its future performance through a systematic process of identifying, assessing, reporting and managing risks of corporate significance.
Management and the board, both separately and together, discuss the principal risks of our businesses, particularly during the strategic planning and budgeting processes. The board sets policies for the implementation of systems to manage and monitor identifiable risks. The nominating, corporate governance and risk committee is responsible for the oversight of risk management. Management has developed and implemented an enterprise risk management system that reports quarterly to this committee and annually to the board. This enhances the directors’ understanding of the principal business risks facing Cameco and improves the company’s risk management systems. The reserves oversight committee oversees the estimation of our reserves and the risks inherent in this estimation. In addition, the audit committee monitors certain financial risks and the safety, health and environment committee reviews systems and performance related to safety, health and environmental risk.
The following discusses our approach to managing our most significant risks that may affect our future performance. Also, see the discussion of the company’s risk factors contained in Cameco’s annual information form and that are likely to influence investors’ decisions to purchase or sell our securities. The annual information form is filed on SEDAR at sedar.com and available on the company’s website at cameco.com.
Business Risks
Regulatory Approval and Expediency
Regulators must approve the construction, startup, continued operation, including any significant changes, and decommissioning of most of Cameco’s facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters, including the management of hazardous wastes and materials.
Significant economic value is dependent on our ability to obtain and renew the licences and other approvals necessary to operate. Failure to obtain regulatory approvals or failure to obtain them in a timely manner would result in project delays or modifications, leading to higher costs. In the extreme, a project may be suspended or terminated, which would negatively impact future earnings and cash flow. For example, periodically we are required to apply for licence renewals or seek amendments to existing licences for many of our uranium and fuel services operations and a failure to obtain these would have a significant impact on our operations.
McArthur River/Key Lake
In November 2004, we submitted an EA for an increase in the annual licensed capacity at McArthur River and Key Lake to 22 million pounds U3O8 per year from 18.7 million pounds. Currently, the CNSC is considering the appropriate process to complete its review of the potential impacts associated with this proposed expansion. Specifically, the CNSC is considering the significance of the local impact of the accumulation of trace elements in the effluent. Cameco has developed a three phase action plan that modifies the effluent treatment process to reduce concentrations of selenium and molybdenum discharged to the environment. At a commission level hearing in January 2007, the CNSC subsequently considered a proposed licence condition for the Key Lake mill to implement this plan and we expect their decision shortly. The first phase of the plan will be in place later in 2007.
Reducing the current level of these metals discharged to the environment is expected to help advance the EA to increase the annual licensed production limit at the McArthur River mine and Key Lake mill.
In addition to obtaining approval for the EA, we need to transition to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freeze hole drilling for the McArthur River transition is ongoing. A revitalization pre-feasibility assessment for the Key Lake mill was initiated in October 2006. Revitalization of Key Lake will include upgrading circuits to new technology for simplified operation and increased production capacity.
If EA approval is received and we successfully make the transition to new mining areas as well as advance our mill revitalization program, we expect it will take about two years to ramp up production to a sustained planned production rate of approximately 21 million pounds per year. This production rate may change as we gain experience in ramping up production at this operation. Our share of the planned annual production increase of 2.3 million pounds U3O8 is 1.6 million pounds. The financial impact of not receiving the licence is the loss of potential sales revenue and earnings.
In 2006, we applied for licence renewals for all three fuel services facilities. Each of the existing five-year licences expires in early 2007. New five-year licences for all three sites were received on February 26, 2006.
Key Lake/Rabbit Lake Tailings Management Facilities
At the Key Lake mill, tailings are deposited in the Deilmann tailings management facility (TMF). Currently approved capacity of the Deilmann TMF is sufficient to operate at current production rates for approximately 10 years, assuming only minor storage capacity losses due to sloughing from the pit walls.
Cameco has initiated the necessary work to achieve regulatory approval for a final higher tailings elevation that will be sufficient to hold all tailings generated from processing of McArthur River reserves. This higher final tailings elevation was incorporated conceptually in the EA process which granted approval to develop the McArthur River mine, but the detailed technical analysis to support formal regulatory acceptance of the expansion has not yet been completed.
At Rabbit Lake, the existing approved tailings capacity at the Rabbit Lake TMF is sufficient to store tailings from the processing of Eagle Point ore until the end of 2010. Approval for a higher tailings elevation would be required to continue milling beyond that time.
Cigar Lake ore will be processed at Areva’s McClean Lake mill into a uranium solution. Under the Rabbit Lake Toll Milling agreement, about 57% of the uranium solution will be shipped to the Rabbit Lake mill and further processed into U3O8. This process will generate tailings at Rabbit Lake. Although there was sufficient capacity for Cigar Lake tailings in the Rabbit Lake TMF when the Rabbit Lake toll-milling agreement was originally signed, unanticipated ongoing production from the Eagle Point mine has consumed some of the existing tailings capacity planned for Cigar Lake tailings. Cameco has determined that the Rabbit Lake TMF will require expansion and is working with the regulators to determine what regulatory approvals are required.
Failure to receive regulatory approval for TMF expansion at Key Lake and Rabbit Lake could constrain uranium production. The financial impact is the loss of uranium sales revenue and earnings.
Zircatec
Zircatec has signed an agreement covering all of the fuel manufacturing requirements for the Bruce B and A reactors until the initial term of the lease expires in 2018. Under the arrangement, Zircatec will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for the Bruce A and B units.
Bruce Power A Limited Partnership (BALP) is also pursuing the use of SEU as part of its refurbishment project for the two Bruce A units. Cameco is working with BALP, Zircatec and others in SEU development. Cameco expects BALP’s use of SEU will not significantly reduce natural UO2 conversion services sold to BALP.
We are planning to modify Zircatec’s Port Hope plant to produce fuel bundles containing SEU, subject to reaching agreement with BALP. Zircatec has commenced the process to obtain regulatory approval from the CNSC to produce these fuel bundles. The CNSC carried out a new review of the licence application under the Canadian Environmental Assessment Agency (CEAA) and concluded, contrary to a past decision, that a new screening level EA was required to support the licence amendment. The licence renewal hearings are proceeding on the basis of a renewal of the existing licence. We expect to apply for an amendment to the licence once the EA has been approved. The draft scope of the EA has been issued for public comment. This will be followed by the formal issuing of the scope and completion of the EA. The schedule for this process will be determined by the CNSC.
Blind River Refinery
At our refinery in Blind River, Ontario, we received CNSC approval of the EA for the addition of pollution abatement equipment to the incinerator in mid December 2006. This equipment is required to meet new Canadian standards for incinerator emissions that came into force in January 2007. The installation of the equipment has begun. The Blind River refinery needs an amendment to its operating licence in order to use this new equipment, which is subject to CNSC approval. We anticipate that the incinerator will be ready to commission late in the first quarter of 2007 and start receipt of material in the second quarter.
To support our agreement with SFL, we have also applied to expand the capacity of the Blind River refinery from 18 to 24 million kgU per year. The draft EA study report for the proposed increase in the Blind River licensed production was filed with the CNSC for review. If we do not receive approval for the licence capacity expansion at Blind River, it would result in reduced production either at our Port Hope conversion facility or the SFL facility. The combined production from the two facilities would be limited to between 15 million and 16 million kgU.
Cigar Lake
Cameco will be making the appropriate application for relicensing as the current Cigar Lake licence expires at the end of 2007.
Inkai
At the Inkai project, there are two production areas currently in development (blocks 1 and 2). In 2005, the regulatory authorities approved the EA and design plan for a commercial processing facility in block 1 and we began construction. In 2007, we expect to complete and begin commissioning the commercial facility, subject to regulatory approvals. We expect commercial production in 2008. Assuming that resources are converted to reserves this year, we would apply for a mining licence in 2007 for block 2. Commercial development of block 2 could start in 2008. Production from block 1 and 2 is expected to total 5.2 million pounds U3O8 by 2010. If these approvals are not received in a timely fashion, we could face a delay in commencing operations, which would result in the loss of sales and revenue. Cameco’s share of production from Inkai, at full production, is expected to be 3.1 million pounds annually. Through its experience in constructing and operating the test mine, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and based upon its experience to date, Cameco believes that all permits and approvals required for operation of the new ISL mine will be obtained in a timely fashion.
Other
Cameco expends significant financial and managerial resources to comply with laws and regulations. A standards and policy department was established in 2005 to enhance the integration of the safety, health and environmental management systems. During 2005, we adopted a new safety, health and environment policy which moves us beyond compliance to a leadership role.

Environmental Regulations
Environmental regulation affects nearly all aspects of Cameco’s operations, imposing very strict standards and controls. Regulation is becoming more stringent in Canada and the US. For example, changes to our operational processes are increasingly subject to regulatory approval, which may in turn result in delays due to the longer and more complex regulatory review and approval processes. These increasing requirements are expected to result in higher administration costs and capital expenditures for compliance.
Changes to environmental regulation could impose further requirements on companies involved in the nuclear fuel cycle. Such changes could include more stringent regulation on emissions and water quality standards, and on property decommissioning and reclamation. These changes could affect Cameco’s operational costs, or future decommissioning costs, or lower production levels, negatively impacting future earnings and cash flow.
One example of a regulatory change that impacted our costs was the requirement to reduce the concentrations of molybdenum and selenium in the effluent released from Cameco’s Northern Saskatchewan operations. Currently, the CNSC has focused on an evaluation of the longer-term environmental impact in downstream receiving environments. For example, at the Key Lake mill, Cameco has proposed an action plan to further reduce selenium and molybdenum discharges in the mill effluent. In December 2006, we finalized this action plan in consultation with the CNSC. At a public hearing in January 2007, the CNSC considered a proposed licence condition for the Key Lake mill to implement this plan. We expect a CNSC decision later in the first quarter of 2007 and the first phase of the plan to be in place later in 2007. The cost of implementing this action plan is being estimated and will be disclosed when finalized. We have initiated plans to decrease these elements at our other Northern Saskatchewan operations.
Cameco seeks to reduce its environmental impacts as one way to mitigate risks from changes in environmental regulations. For example, at the Port Hope conversion facility, emissions of fluoride from the UF6 plant stack were reduced by about 60% from 2002 to 2006. This reduction was achieved through the installation of new equipment and changes to operating procedures.
The historical trend toward stricter environmental regulation is likely to continue. Cameco is investing more capital to improve technical processes in order to lessen our environmental impact.
Going forward, since regulatory requirements change frequently and are subject to changing interpretations and may be enforced in varying degrees in practice, we are unable to predict the ultimate cost of compliance with these requirements or their effect on operations.
Limited Number of Customers
The nuclear industry is highly consolidated. As a result, Cameco relies on a relatively small number of customers that purchase a significant portion of the company’s uranium concentrates and conversion services. BPLP also relies on a number of major customers for its sales and Zircatec has a significant portion of its sales committed to BPLP and Bruce A Limited Partnership. The loss of any of these large customers, or the reduction in product purchases by these customers, could have a material adverse effect on Cameco’s financial condition, liquidity and results of operations.

Uranium and Conversion Services
For the period 2007 through 2009, our five largest customers are anticipated to account for about 45% of our contracted supply of U3O8. For the period 2007 through 2009, our five largest UF6 conversion customers are anticipated to account for approximately 35% of our contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian Candu heavy water reactors with sales to its largest customer, Ontario Power Generation Inc., accounting for approximately 37% of the company’s UO2 sales in 2006. For 2006, one customer of Cameco’s uranium and conversion services amounted to $64 million or 7% of our combined revenue from those businesses.
We have worked hard to build long-term, trusting relationships with our customers. In addition, Cameco continues to implement a strategy that focuses on achieving longer contract terms. Today, new contracts tend to reflect delivery terms up to 10 years or more. Taking our legacy contracts into account, our current contract portfolio for uranium and conversion services has contract terms averaging about six years. Cameco has never had a customer default while it was under contract to purchase uranium or conversion services.
While there are a small number of buyers for uranium and conversion services, there are also a small number of suppliers. As such, customers have limited opportunity to exclude major producers from their contracting activities.
In 2006, we estimate world production was 103 million pounds U3O8. Seven producers including Cameco provided 80% of this production. Cameco accounted for about 20% of world production in 2006. World production for 2005 totalled 108 million pounds. The 5% decrease in production in 2006 from 2005 was due largely to a variety of operating difficulties experienced at a few large production centres.
There are four significant producers of UF6 conversion services in the western world. Cameco manages almost 40% of the production capacity.
Zircatec
Sales to BPLP and BALP represent a significant portion of Zircatec’s sales. There are two suppliers of Candu fuel bundles and Cameco owns one of them. The capacity of the two producers currently exceeds demand, but neither producer alone can supply all of the demand.
Bruce Power (BPLP)
BPLP also relies on some major customers for its electricity sales. During 2005, electricity revenue from one customer of BPLP represented about 16% of BPLP’s total revenue.
In Ontario, during periods of peak demand there is a shortage of electrical generation capacity and BPLP is well positioned as a baseload supplier and has the capacity to supply about 15% of Ontario’s electricity.
Reserve Estimates
Our uranium reserves are the foundation of the company and fundamental to our success. Uranium reserves and resources are estimated on a number of variables and assumptions, including geological interpretation, commodity prices and operating and capital costs. If our reserves or resource estimates are inaccurate or reduced in the future, it could have an adverse impact on our future cash flows and earnings. For example, if there are fewer reserves at any site, our future earnings would decrease from reduced sales and higher depreciation costs. Depreciation of mine assets is generally calculated over the mine life. A decrease in actual reserves could decrease the mine life, which would result in increased depreciation expenses over the same period of time.
The mine life at McArthur River is not at risk as it has about 20 years of reserves at the current production level. At Rabbit Lake, the current reserves will sustain mill production until 2011. We are seeking to extend the mine life at both operations by conducting exploration drilling near the mine and have been successful in the past.
Cameco estimates production startup in 2010, ramping up to the company’s share of full production of about 9 million pounds U3O8 in just over two years. As of March 16, 2007, Cameco’s share of proven reserves at Cigar Lake was 113.2 million pounds. At a mill recovery rate of 98.5%, Cameco anticipates that its share of proven reserves will produce 111.5 million recoverable pounds of U3O8 over 14.8 years of production. Cigar Lake will produce less than Cameco’s share of full production of 9 million pounds in the early and late years resulting in an average total recovery of 7.5 million pounds annually over the reserve life.
Inkai is expected to start commercial production in 2008. We expect Inkai to ramp up to full production of 5.2 million pounds U3O8 per year by 2010. At the end of 2006, Inkai had 114 million pounds of proven and probable reserves. Cameco’s share of production and reserves is 60%.
At Centerra’s Kumtor gold mine, the existing reserves of the Kumtor mine, Sarytor Deposit and the Southwest Zone should support gold production activities in excess of seven years. Mill and heap leach production from Boroo over the next seven years is expected to include ore from the Boroo and Gatsuurt deposits. The combined Boroo and Gatsuurt reserves represent seven years of total operation.
Reserve estimates are based on our knowledge, mining experience and analysis of drilling results. We estimate reserves and disclose them in a manner that conforms to industry practices and applicable regulations including National Instrument 43-101.
While we believe the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend upon, among other things, to a certain extent, geological and statistical inferences which may ultimately prove inaccurate.
The technical and scientific information discussed under this section, “Reserves Estimates”, was prepared and verified by or under the supervision of the following individuals, who are qualified persons for the purposes of National Instrument 43-101:
•	Kumtor and Boroo
•	Ian Atkinson, a certified professional geologist, and employed by Centerra as VP, Exploration.
•	McArthur River:
•	Cameron Chapman, Technical Superintendent, McArthur River, Cameco,

•	Chuck Edwards, Director, Engineering and Projects, Cameco,

•	Alain G. Mainville, Director, Mineral Resources Management, and

•	Cameco Gary Haywood, Mine Manager, McArthur River, Cameco.

•	Cigar Lake:
•	Doug McIlveen, Cigar Lake Chief Geologist, Cameco,

•	Barry Schmitke, Cigar Lake General Manager, Cameco,

•	Alain G. Mainville, Director, Mineral Resources Management, Cameco, and

•	Chuck Edwards, Director, Engineering and Projects, Cameco.
Labour Relations
Cameco has unionized employees at its McArthur River mine, Key Lake mill and Port Hope conversion and fuel manufacturing facilities. In November 2006, unionized employees at the McArthur River and Key Lake operations ratified a new four-year agreement that Cameco and the United Steelworkers of America (USW) had negotiated. The new collective agreement will expire December 31, 2009. The collective agreements covering the unionized employees at Zircatec and the Port Hope conversion facility expire on June 1, 2007 and June 30, 2007 respectively.
BPLP has 3,700 employees and most of them are unionized. The Power Workers’ Union’s, representing 2,500 employees, have signed a three year collective agreement. The agreement extends until December 31, 2009. The Society of Energy Professionals’ collective agreement, which began January 1, 2005, expires December 31, 2009. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and BALP.
The Kumtor mine is unionized and all of Centerra’s national employees in the Kyrgyz Republic are subject to a collective agreement between the Kumtor Operating Company (KOC) and the Trade Union Committee (TUC). Throughout 2006, Centerra and the TUC were in negotiations to extend the collective agreement. A new collective agreement was agreed to for a two-year period ending December 31, 2008. Despite a 5-day work stoppage, relationships between Centerra, the TUC and the workforce are positive. The primary issue during the negotiations was Centerra’s compliance with a Parliamentary Decree that significantly increased wage rates for site based employees. Centerra believes that the Investment Agreement with The Kyrgyz Republic exempts Kumtor from the Decree. In the interests of maintaining good operations and relationships with the workforce, Centerra is complying with the Decree under protest and has submitted the issue to International Arbitration for resolution and recovery of the additional costs.
We cannot predict at this time whether we will be able to reach new collective agreements with our unionized employees without a work stoppage. Any lengthy work disruptions could affect our earnings adversely.
Counterparty Risk
In addition, Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. We manage this risk by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2006, about 6% of Cameco’s forecast revenue under contract, for the period 2007 to 2009, is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms. As well, Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement and Springfields toll-conversion agreement, exposes the company to the risk of the supplier’s failure to fulfill its delivery commitment.

Market Risks
product Prices
As a significant producer and supplier of uranium, nuclear fuel processing, gold and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial downturn in prices will negatively affect the company’s net earnings and operating cash flows. Prices for our products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.
Uranium
Uranium spot prices have mostly been in a downturn since the company was formed in 1988. Beginning mid-2003, the uranium price increased rapidly, primarily as a result of market participants recognizing that secondary supplies would contribute less to future supply than anticipated. The following graph shows the month-end uranium spot prices since 1988 in current (i.e. non-inflation adjusted) dollars.
Historically, deliveries under new contracts typically did not begin for one to three years after the contract was signed. As a result, many of the contracts in our current portfolio reflect market conditions when uranium prices were significantly lower. Cameco’s current contract portfolio has limited sensitivity to further increases in the spot price over the next three years. For information on Cameco’s sensitivity to spot prices in 2007, see “Uranium Price Sensitivity 2007” in this MD&A.
Our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long-term. Our contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retaining exposure to future market price increases. This is a balanced approach, which we believe delivers the best value to our shareholders over the long-term.
Our current portfolio reflects a 60/40 mix of market-related and fixed pricing (escalated by inflation) mechanisms. Currently, our contracting is more focused on market-related pricing. Consequently, we expect this ratio to change over time.

The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, floor prices that provide downside protection, and retaining an adequate level of upside potential. In general, most new offers include price mechanisms with an 80% market-related and 20% fixed component. The fixed-price component generally is equal to or higher than the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component will include a floor price (escalated by inflation).
For more information on uranium contracting, see “Uranium Strategies” in this MD&A.
Conversion Services
The majority of our conversion sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio will be positively impacted by higher fixed-price contracts.
Bruce Power
Similarly, BPLP reduces price volatility by committing sales under fixed price contracts. BPLP has 7 TWh sold under fixed-price contracts for 2007. This would represent about 25% of Bruce B’s generation at its planned capacity factor. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $4 million.
In addition, the BPLP restructuring agreement provides for a floor price of $45.00 per MWh (escalated by inflation) for the electricity sold into the spot market. The floor price extends to 2019. The floor price has a true-up mechanism, which is settled on a monthly basis with a contingent support payment. The aggregate of contingent support payments is tracked, so that if in the following year(s), the market price exceeds the floor price, BPLP would have to pay back the difference between the market and floor price, up to a value not exceeding the current contingent support payment balance. If a repayment is made, this amount is then subtracted from the contingent support payment balance.
Gold
Centerra is totally exposed to the fluctuations in the spot market for gold. Centerra currently plans to leave its gold production unhedged due to the strong industry fundamentals which it expects to continue to put upward pressure on price.
The average spot price for gold increased to $602 (US) per ounce in 2006 compared to $444 (US) per ounce in 2005. For 2007, a $25.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $21 million (Cdn), cash flow by about $15 million (Cdn) and net earnings by about $8 million (Cdn).
Foreign Exchange Risk
Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars. As a result, Cameco’s earnings are negatively affected by a strengthening Canadian dollar. At December 31, 2006 the Canadian/US dollar exchange rate was $1.17, unchanged from December 31, 2005. Over the course of the year, the exchange rate averaged $1.13 compared to an average rate of $1.21 in 2005.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term. Cameco also has a natural hedge against US currency fluctuations as a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
For more information on our foreign currency hedging program, see the “Foreign Exchange” section under “Uranium Business” in this MD&A.
Our foreign currency hedging program in 2006 provided an incremental $53 million in Canadian dollar revenue. After deducting carrying charges and income taxes, this resulted in an additional $36 million of net earnings.
For 2007, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $6 million (Cdn).
Political Risks
Political Instability Risk
Cameco’s Inkai project is located in the Republic of Kazakhstan. All of Centerra’s current gold production and reserves are derived from assets located in the Kyrgyz Republic and Mongolia. All three countries are developing countries that have experienced political and economic difficulties in recent years. Cameco’s operations and assets are subject to potential risks from actions by governmental authorities or internal unrest.
Losses due to political instability could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition. The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to partially mitigate losses.
In analyzing political risk in the Kyrgyz Republic, Mongolia and the Republic of Kazakhstan, we have made reference to the Index of Economic Freedom. The Heritage Foundation, a US research and educational institute in partnership with the Wall Street Journal, publish the Index of Economic Freedom. The report is an in-depth analysis of 50 independent variables that contribute most directly to economic freedom and prosperity. The index measures factors such as corruption, trade barriers, fiscal burden of governments, rule of law and health, safety, environment and labour regulations in 161 countries. Cameco believes this analysis helps to quantify political risk in developing countries.
Kyrgyz Republic
The 2007 Index of Economic Freedom categorizes the Kyrgyz Republic as “Mostly Unfree,” with a rank of 79 out of 161 surveyed countries. Its overall score is three percentage points lower than last year, partially reflecting new quantitative methods used in the report. The Kyrgyz Republic is ranked 12th out of 30 countries in the Asia—Pacific region, and its overall score is equal to the regional average. The Kyrgyz Republic has opened most of its economy to foreign investment and has adopted guarantees, consistent with international standards, against expropriation or nationalization.
To mitigate risk, when Cameco restructured its gold assets into Centerra, Kyrgyzaltyn, a Kyrgyz joint stock company whose shares are 100% owned by the government of the Kyrgyz Republic, agreed to retain an ownership interest and, today, owns about 16% of Centerra. The president of Kyrgyzaltyn is currently a member of Centerra’s board of directors. The agreement, at the time the Kumtor restructuring closed, also provides that, until June 22, 2009, Kyrgyzaltyn will maintain ownership of at least 5% of the outstanding common shares, as long as the Kyrgyz government continues to control Kyrgyzaltyn.
In 2005, the Kyrgyz Republic went through a major change in its political life. On February 28, 2005, the 105 member two-chamber parliament ceased to exist and was replaced by a one-chamber parliament with 75 seats. The new one-chamber parliament has broader constitutional powers, with certain powers being transferred to it by the president. These changes were made pursuant to constitutional referendums which were conducted in 2003.
The political situation in the Kyrgyz Republic continues to evolve. The Kyrgyz President has gained substantial constitutional powers through constitutional amendments introduced at the end of 2006. The government resigned on December 19, 2006. A new prime minister was appointed on February 1, 2007 and the new structure of the government has been approved by Parliament. Additionally, a Cabinet was formed. Centerra continues its efforts to establish a closer relationship with local communities to ensure broad-based regional support for its operations.
Kumtor’s high profile in the Kyrgyz Republic continues to attract attention from government agencies and discussion by parliamentarians. In mid December, the mine department and some support services personnel had begun an illegal work stoppage at the Kumtor mine site. At the centre of the labour dispute was a Government amendment of the existing regulation with regard to the high altitude premium for the Kumtor mine site that had the effect of an increase in salaries for national employees. Centerra has taken the position that it is entitled under the stabilization provision of its Investment Agreement with the Government not to be subject to this amendment and, as previously disclosed, has therefore commenced international arbitration. In November, the Government had asked Centerra to postpone the arbitration and formed a special Government commission to review this issue. The day after the illegal work stoppage commenced, the Government commission instructed Centerra that it did not intend to change its position that the amendment applies to Kumtor and for Centerra to comply with its decision. In order to mitigate its losses and potential losses for the Kyrgyz Republic, Centerra made the decision to make the payments required by the amendment under protest and to immediately pursue damages in arbitration. As a result, the illegal work stoppage at the Kumtor Mine ended and operations returned to normal. Pending the final decision in arbitration, the increased labour costs of complying with the amendment will be about $7 million (US) in 2006.
Based on the long-term relationship between the Government of the Kyrgyz Republic and Cameco as original founders of Centerra, the newly appointed Prime Minister invited Cameco to conduct discussions regarding a number of issues concerning Kumtor. Cameco and Centerra are meeting with the new government to discuss these issues. The positive resolution of these issues would help to provide a stable and favourable operational environment for Kumtor and an improved investment climate in the Kyrgyz Republic. If the issues between Cameco and the Kyrgyz Republic are not resolved to their mutual satisfaction, the risks to Cameco’s investment in Centerra may increase significantly. We are uncertain if an agreement can be reached to resolve the issues with the Kyrgyz government.
In July 2005, protesters, in an action related to the 1998 cyanide spill, illegally blocked access to the Kumtor mine alleging, among other things, a lack of compensation from the Government. In response to the roadblock, the Government created a State Committee to inquire into various aspects of the Kumtor operations and the consequences of the spill. Based on the inquiries of the State Committee, the Government issued a decree in September 2005, requesting that certain government agencies enter into negotiations with Kumtor Operating Company (KOC) and ask that KOC provide new funds to compensate local residents.

Throughout these negotiations Kumtor Gold Company’s (KGC) position continued to be that the settlement agreement previously entered into with the Government in 1998 was a final settlement of all claims and that any new compensation was the responsibility of the Government. On November 14, 2005, there was a further illegal roadblock by protesters that blocked access to the mine. This roadblock was lifted on November 21, 2005 after further negotiations among the protesters, the Government and KGC. As a result of these negotiations, the Government acknowledged its responsibility for any new compensation relating to the spill. To assist the Government in fulfilling its responsibilities in December 2006, KGC agreed to make interest free advances of $4.4 million to the Government.
Pursuant to an agreement dated December 7, 2006 between the Government, KGC, Centerra and Kyrgyzaltyn, KGC has advanced a total of $3 million with the final instalment of $1.4 million due in 2007. This money has been distributed to members of the local communities by a committee created by the Government to administer the distribution of compensation. One half of the loan ($2.2 million) is repayable no later than 2010 and is secured by shares of Centerra owned by Kyrgyzaltyn and the other half of the loan ($2.2 million) is forgivable if there is no event of default, pursuant to the Investment Agreement between KGC, Centerra and the Government of the Kyrgyz Republic.
Mongolia
The 2007 Index of Economic Freedom categorizes Mongolia as “Moderately Free.” with a rank of 78 out of 161 surveyed countries. Its overall score is 3.1 percentage points lower than last year, partially reflecting the new quantitative methods used in the analysis. Mongolia is ranked 11th out of 30 countries in the Asia—Pacific region, and its overall score is slightly higher than the regional average.
In 2000, the Mongolian People’s Revolutionary Party (“MPRP”) won a strong majority in the Mongolian legislature. It continued many of the reform policies and focused on social welfare and public order priorities. In the June 2004 election, the MPRP lost its majority but regained it in January 2005 when several members of the coalition government joined the MPRP to form a coalition cabinet. Presidential elections were held in May 2005, and Mr. Enkhbayar from the MPRP was elected in the first round of voting. In late 2005, the coalition cabinet dissolved, and in early 2006, the government was reformed and is now dominated by members of the MPRP.
On July 8, 2006, the Mongolian parliament enacted a new Minerals Law, which became effective on August 26, 2006. The amendments introduced a new definition of strategic mineral deposits. Mineral deposits that have a potential impact on national security, economic and social development, or deposits that have a potential of producing above 5% of the country’s GDP may be designated as deposits of strategic importance.
The amendments provide that the state may take up to a 50% interest in the exploitation of a mineral deposit of strategic importance where state funded exploration was used to determine proven reserves. The percentage of the state share would be determined by an agreement made with the license holder on exploitation of the deposit, considering the amount of investment made by the state.
Mongolia could also take up to a 34% interest in an investment to be made by a license holder in a mineral deposit of strategic importance where reserves were determined through funding sources other than the state budget.

Under the new Minerals Law, a company operating under the laws of Mongolia, holding a mining license for a mineral deposit of strategic importance, is required to sell no less than 10% of its shares through the Mongolian Stock Exchange.
The new Minerals Law contains a new single-rate royalty for all metals of 5%. This doubles the 2.5% rate that had applied to hard-rock gold.
The new Minerals Law also contemplates new investment agreements (formerly referred to as stability agreements) with respect to mineral properties. Agreements relating to investments in excess of $100 million (US) must be ratified by the Mongolian parliament. Investment agreements provide increased protection to investors making large, long-term commitments. Projects involving an investment of $50 to $100 million (US) will have 10-year terms; $100 to $300 million (US) projects will have 15-year terms; and projects involving more than $300 million (US) will have 30-year terms.
While it is still early to make a definitive assessment, the new Minerals Law appears likely to have a negative impact on the investment climate for the mining industry, especially foreign investors.
The new Government of Mongolia has imposed a windfall profits tax of 68% when gold reaches $500 (US) per ounce. The new windfall profits tax will not have an impact on Centerra’s Boroo project, which is protected by a stability agreement with the Government of Mongolia. The stability agreement, which is in effect until July 2013, provides that Boroo is liable only for taxes at agreed rates in effect when the agreement was entered into.
The new law was passed by Mongolian parliament on May 14, 2006 with little advance warning and therefore took the industry by surprise. Since the passing of the law, Centerra, with both national and international investors, has strongly indicated its opposition to the proposed tax. Centerra will continue to advocate for the new tax to be repealed and for the adoption of tax and minerals laws that will encourage foreign investment in the minerals sector.
Centerra is continuing to analyse the impact of the law on the proposed development of the Gatsuurt project, which is not currently protected by a stability agreement. As previously announced, Centerra completed a feasibility study on the Gatsuurt deposit in late 2005. Current plans provide for the investment in Mongolia of about $75 million (US) over the next three years to develop the deposit, including the capital required to modify the existing Boroo facility to process Gatsuurt ore. As a result of the decision to impose a windfall profits tax, Centerra anticipates that it may suspend further development of the deposit until a stability agreement acceptable to Centerra has been signed.
Centerra continues its negotiations regarding its Boroo stability agreement and Gatsuurt investment agreement with the Mongolian Government amid strong nationalistic sentiment in the country. The Ministry of Finance has alleged certain tax-related violations by Centerra and notified it on January 15, 2007 that the Boroo stability agreement will be terminated unless the alleged violations are resolved within 120 days. Centerra has responded that in all cases it has either remedied the alleged violations or strongly disputes that a violation exists. On February 13, 2007, Centerra received a reply from the Minister of Finance reiterating the allegations. Centerra believes that this dispute will be resolved through negotiations with the government. The termination of the Stability Agreement, however, could result in the government taking up to a 50% interest in the project, subject the Centerra subsidiary to the new windfall profits tax and would subject it to generally applicable tax rates.

The Mongolian Parliament continues to debate the recent changes to mining legislation and the applicability of windfall profit tax as well as state participation in various mining projects. The government has acknowledged that the windfall tax will not apply to the Boroo project; however, it is reluctant to afford similar protection with respect to the windfall tax and other changes to Centerra’s Gatsuurt project.
Centerra has a history of cooperative relations with the Mongolian government and believes that the strength of this relationship will facilitate discussion on an investment agreement for the Gatsuurt project.
To partially mitigate losses, Centerra continues to purchase political risk insurance.
Kazakhstan
The 2007 Index of Economic Freedom categorizes Kazakhstan as “Moderately Free.” with a rank of 75 out of 161 surveyed countries. Its overall score is 0.8 percentage points lower than last year, partially reflecting the new quantitative methods used in the analysis. Kazakhstan is ranked 10th out of 30 countries in the Asia—Pacific region, and its overall score is slightly higher than the regional average. To mitigate risk at our Inkai project, we formed a strategic alliance, through a joint venture, with KazAtomProm, a state-owned entity of the Kazakhstan. Cameco has agreed to provide funding of up to $100 million (US) to the Joint Venture Inkai for project development. We have also agreed to invest at least $4 million (US) over the next four years on sustainable development activities. To date, the Kazakhstan government has supported the project. In the event of a dispute arising at our foreign operations at Inkai, the dispute will be submitted to international arbitration. Cameco also continues to purchase political risk insurance to partially mitigate losses.
Cameco and Centerra practise the principles of sustainable development — to be a leader in business ethics, workplace safety, environmental protection and community economic development. As a result, we believe our commitment to sustainable development will further enhance our goal of becoming a partner of choice for governments and state-owned enterprises where we operate.
Restructuring of Ontario’s Electricity Industry
Through Cameco’s investment in BPLP, we are exposed to various business risks associated with the generation and marketing of electricity. In Ontario, political risk results from uncertainty over the future direction of government energy policies. BPLP sells electricity into the wholesale spot market and the contract market.
In Ontario, the retail and wholesale power markets were deregulated in May 2002. Due to a number of factors, including weather, electricity spot prices climbed to an average of $83.00 per MWh in September 2002 compared to an average price before deregulation of about $38.00 per MWh. In response, the Ontario government abandoned the deregulation of the retail electricity market and froze retail (but not wholesale) market prices at $43.00 per MWh for smaller consumers. In April 2004, a new pricing plan was implemented which fixed the first 750 kWh of consumption at $47.00 per MWh and monthly consumption above that level at $55.00 per MWh. More recently, the government has moved to gradually introduce the “true cost” of electricity into the retail market using an annual adjustment mechanism.
To mitigate price increases, the government has caused its provincially owned utility OPG to provide fixed rates for large industrial electricity users to allow them a transition to a market rate.
In 2005, the government set an average price of $45.00 per MWh on the output of OPG’s regulated assets, which include OPG’s baseload nuclear and large hydro plants. The new prices took effect on April 1, 2005 and will stay in place until the Ontario Energy Board sets new prices, no earlier than March 31, 2008. The government also set a new price limit of $47.00 per MWh on most of the output from OPG’s unregulated assets, which include 85% of OPG’s coal fired and smaller hydro operations that are not included in its regulated assets. The price limit was to act as a transitional measure from April 1, 2005 to April 30, 2006.
In February 2006, the Ontario government extended the transition rate for OPG’s unregulated assets for three years (2006 to 2008). The rate per MWh will be $46.00, $47.00 and $48.00 in each of the three years. We expect this action may depress the wholesale contract market, which remains unregulated. BPLP sells all of its production into the wholesale contract and spot markets. Given the constant struggle between encouraging new supplies of electricity and providing low electricity costs to users, uncertainty for Ontario electricity generators continues.
BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks. BPLP receives a reliable stream of revenue from fixed-price contracts. Approximately 51% of BPLP’s output was sold under fixed-price contracts in 2006. BPLP also sells electricity on the open spot market. Prices are determined by bids from suppliers and buyers that reflect changes in supply and demand by the hour. In addition, the Bruce Power restructuring agreement provides for a floor price of $45.00 per MWh (escalated by inflation) for the electricity sold by the Bruce B reactors into the spot market.
In 2006, the Ontario Power Authority (OPA) held two power auctions and helped to facilitate a third to help promote liquidity in the Ontario electricity market. In the third auction, Natural Gas Exchange (NGX) took on overall responsibility and will continue to do so in the future. BPLP participated in all three auctions, selling 10.3 TWh at an average price of $74.07. The auctions represent one of a number of initiatives the OPA is co-ordinating to help develop the electricity market in Ontario.
There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the shortage of generating capacity in Ontario, the need to attract new investment and recent market structure changes made by the government, we believe the risk that the wholesale market will be regulated is low. Ontario imported 6.2 TWh in 2006 down from the 11 TWh imported during 2005. The IESO is responsible for managing Ontario’s bulk electricity system and operating the wholesale electricity market.
Although Ontario set a new all-time record for electricity demand of 27,005 MW on August 1, 2006, the province’s total demand for electricity decreased slightly in 2006. Ontarians consumed a total of 151 TWh, a decrease of nearly 4% from 2005. The decrease was primarily due to moderate weather.
Operational Risks
Overview
Cameco’s businesses are subject to a number of operational risks and hazards, including environmental pollution, accidents or spills; industrial and transportation accidents; fires; blockades or other acts of social or political activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena; encountering unusual or unexpected geological conditions; and technological failure of mining methods.
We also contract for the transport of our uranium and uranium products to refining, conversion, fuel manufacturing, enrichment facilities and nuclear facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the company to transportation risks. The potential risk is damage to the environment from a transportation incident, which results in a spill of product. We may be held liable as owner of the product. This could damage our reputation, which could make it more difficult to ship our products.
Although we maintain insurance to cover some of these risks and hazards in amounts we believe to be reasonable, this insurance may not provide adequate coverage in all circumstances.
Engineering and Technical
Water Inflow
Due to the unique geological conditions of the deposits at McArthur River and Cigar Lake, some technical challenges exist, including the potential inflow of water into a mine.
In April 2003, a rockfall that resulted in a water inflow into the McArthur mine suspended mining for nearly three months. Similar difficulties could result in lower uranium production levels. (See Cameco’s 2003 annual report for more information).
In October 2006, a rockfall causing a water inflow at Cigar Lake flooded the underground development. Cameco’s share of additional capital costs to develop Cigar Lake, including mill modifications at Rabbit Lake and McClean Lake (where the uranium will be processed), is currently estimated at $274 million. Adding this new cost estimate to the $234 million that Cameco has already spent on Cigar Lake construction brings Cameco’s share of total construction cost to develop the project to about $508 million.
In addition to capital costs, Cameco’s share of remediation expenses are expected to total $46 million, of which $5 million was expensed in 2006. In 2007, Cameco anticipates its share of remediation costs will be $32 million, which will be expensed and reduce pre-tax earnings accordingly. In 2008, Cameco expects its pre-tax earnings to be reduced by $9 million of remediation expenses for Cigar Lake.
After construction is complete, Cameco estimates production startup in 2010, ramping up to the company’s share of full production of about 9 million pounds in just over two years. This is subject to regulatory approval and the remediation being completed in a timely fashion.
The baseload contracts put in place to support the development of Cigar Lake also contain supply interruption language, which allows Cameco to reduce, defer or cancel deliveries in the event of any delay or shortfall in Cigar Lake production. Since the Cigar Lake water inflow, we have been in discussions with our customers to address the production delay at the mine and its possible effect on uranium deliveries. In the case of the Cigar Lake baseload contracts containing deliveries in 2007, we plan to defer the volumes to the end of the various contracts. For the remainder of the contracts that are impacted by the supply interruption language in 2007, we plan to defer the portion of deliveries impacted by this language for a five to seven-year period. The full impact to net earnings is currently not known.
Cameco has operational controls in place to reduce this risk including detailed procedural training for employees, equipment inspections and testing, weekly ground control inspections by our site engineers, and a program of quarterly rock mechanics reviews. The quarterly reviews include annual formal audits of ground control practices and geotechnical aspects of current and planned mining and a mid-year ground control review by our corporate rock mechanics engineer as well as third-party ground control inspections by engineering consultants twice per year, such that a third-party or corporate review takes place every quarter. This water inflow risk may not be fully insurable.

Jet Boring Mining Method
At Cigar Lake, the major technical factors influencing the mining method selection include ground stability, control of groundwater, radiation exposure, and ore handling and storage. Various studies on ground conditioning and non-entry mining methods were conducted. A test mine program which ran three campaigns, resulted in the selection and validation of the jet boring mining method.
The overall test mine program was considered successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for unforeseeable technical challenges exist. We are confident that our engineers will be able to solve the challenges that may arise during the initial rampup period, but failure to do so would have a significant impact on Cameco. We could experience a delay in production startup, which would result in the delay of sales and revenue. Costs would likely rise as we examined solutions to deal with the technical challenges. Given that we cannot foresee what these solutions might be, we cannot predict the costs at this time.
Transition to New Mining Areas at McArthur River
We are currently mining in zone 2 (panels 1, 2, and 3) at the McArthur River mine and will continue to mine exclusively in zone 2 (panels 1, 2 and 3) through 2007 and 2008. In 2009, we will transition to panel 5 of zone 2 and bring lower zone 4 into operation. Zone 1 will also begin production in 2009. All production from these zones will continue to come from our mining method of raiseboring.
The McArthur River mine schematic above illustrates the location of the four ore zones.
All tunnels have been developed for zone 1 and we do not expect any technical issues. At zone 2 (panel 5) and lower zone 4, freeze hole drilling and tunnel construction commenced in 2006. Through much of 2006, freeze-hole drilling advanced at a slower than expected rate due to technical challenges with drilling through frozen ground, additional time required to address operational challenges such as improvements to the drill setups, and earlier staffing challenges associated with getting sufficient experienced drillers given the high levels of activity in the exploration diamond drilling industry. We have modified our freeze-hole drilling technique and equipment and have since achieved our scheduled target drilling rates. If progress on freeze-hole drilling and tunnel development is delayed, it would be difficult to expedite the process and future production from these zones would likely be postponed. We have good experience with freeze hole drilling and tunnel development and do not expect any significant further challenges or delays. Failure to successfully transition to new zones could delay production and could result in a loss of sales.

Boxhole Boring Mining Method
Work also progressed on the planning of a boxhole boring mining method, which we anticipate using for production from upper zone 4 beginning in 2012. Boxhole boring is used to excavate an orebody where there is limited or no access from above. The machine is set up on the lower level, and a raise is bored upward into the orebody. The ore and rock are carried by gravity down the hole, and are deflected away from the machine. Boxhole boring is a mining development technique used around the world; however it would be a first in uranium mining and as a production method. We have experience with boxhole boring as we have conducted trials and tested the boxhole method at Rabbit Lake and Cigar Lake.
Technical challenges associated with this mining method include reaming through frozen ground, raise stability (thawing from reaming and backfill), controlling raise deviation, reaming through backfilled raises and control of radiation exposure. Accordingly, we have scheduled a long lead-time for implementation to ensure the technical challenges are understood and prevented. Until Cameco has fully developed and tested the boxhole boring method at McArthur River, there is uncertainty in the estimated productivity. A dedicated “Mining Methods Development” team has been assembled at McArthur River to develop the boxhole method and capital equipment, including a boxhole raise drill that has already been ordered. We have confidence our engineers will be able to successfully implement this mining method at McArthur River. Failure to do so would delay production from this zone and could result in a loss of sales.
Kumtor Highwall Ground Movement
The current pit design is a response to the pit wall failure in 2002 at the Kumtor mine, also referred to as the “highwall ground movement,” which resulted in the temporary suspension of operations. While some ground movement is common, this was a significant and unexpected movement, which affected the pit wall over a vertical distance of 280 metres and caused one fatality. Although mine production resumed seven days later in an area away from the pit wall failure, the highwall ground movement led to a considerable shortfall in 2002 gold production because a high-grade zone was rendered temporarily inaccessible to mining. As of December 31, 2004, the entire area affected by the highwall ground movement had been mined out.
In February 2004, some movement in the southeast wall of the Kumtor open pit was detected by the monitoring system. A crack was also discovered at the crest of the wall. The affected area of the southeast wall extends over a face length of about 300 metres and a wall height of about 200 metres. This area has now been mined out. In February 2006, additional minor movement was detected. Remedial recommendations of Centerra’s geotechnical consultants have been implemented. Kumtor will continue to closely monitor the southeast wall.
In July 2006, a pit wall ground movement occurred along the northeast wall at its Kumtor mine site. Kumtor’s extensive slope monitoring system was effective, enabling safe advance evacuation of the mining area. The movement occurred above the higher-grade stockwork area that was planned to be mined beginning late in 2006 and continuing into 2007. While the stockwork area was not covered, safety concerns identified by engineering analysis undertaken after the event required a new mining sequence, which deferred production from this area.
As a result, gold production for 2006 was reduced and total cash costs were higher. Gold reserves are not affected as a result of the rockslide as the wall movement lies entirely within the ultimate pit design.

Reclamation and Decommissioning
The company plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time due to increasingly stringent regulatory requirements.
Periodically, Cameco re-estimates its total decommissioning and reclamation costs, based on current operations to date, for its operating assets. At the end of 2006, the total estimate was $313 million, which is the undiscounted value of the obligation. Most of these expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a very small percentage of total estimated decommissioning and reclamation costs are expected to be incurred over the next five years. At the end of 2006, Cameco’s accounting provision for future reclamation costs totalled $228 million, which represents the present value of the $313 million mentioned above. See note 8 to the consolidated financial statements.
Cameco typically provides letters of credit (LOC) to provide financial assurances, where required, for decommissioning and reclamation costs.
Since 2001, all Cameco’s North American operations have had in place LOCs providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. Beginning in 1996, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to or renewal of an operating licence.
Cameco’s LOCs totalled $213 million at the end of 2006. As part of the upcoming licence renewals for our operations, we will be reassessing our decommissioning estimates which are expected to result in the need for additional LOCs.
Cameco currently has firm revised decommissioning estimates for our Port Hope, Blind River and Zircatec operations. These estimates have resulted in an increase of about $100 million over prior estimates and are reflected in the 2006 accounting provision for future reclamation costs.
Safety, Health and Environment
Cameco is subject to the normal worker health, safety and environmental risks associated with all mining and chemical processing. In addition, our workforce faces other risks associated with radiation related to uranium mining and milling, and fuel services operations.
Over the last few years Cameco has been implementing a QMS that recently also integrates our environmental management and health and safety management systems. Most of Cameco’s uranium facilities are ISO 14001 certified or in the process of developing the program and obtaining certification.
Monitoring and reporting programs for environmental, health and safety performance in all our operations are in place, to ensure that environmental and regulatory standards are met. For 2006, we invested about $40 million for environmental monitoring, protection, assessment and safety and health programs. Inspections, assessments and audits are also designed to provide reasonable assurances of our performance to management. Contingency plans are in place for a timely response to an environmental event.

Electricity Business
The capacity factor is directly related to the operating performance of BPLP’s generating assets. The capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale. BPLP’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the aggregate capacity factor is less than expected due to planned outages extending significantly beyond their scheduled periods or if there are unplanned outages for an extended period of time. The impact of lower capacity factor is reduced electricity sales and revenue.
In 2006, estimated capacity for the four B units were expected to average in the low 90% range. The actual capacity factor for 2006 was 91%. In 2005, we expected Bruce Power’s average capacity factor for all six units to be 85% compared to the 80% that was ultimately achieved. This reduction in capacity factor is equivalent to about 2 TWh, which could have been sold by Bruce Power. Reduced generation capacity may cause electricity prices to rise, which can partially offset the loss in sales volume.
Bruce Power manages this risk through preventive maintenance to improve overall equipment reliability, by adopting more efficient operational processes and by improving employee performance at all levels. In 2007, BPLP plans to invest $55 million in sustaining capital.
DISCLOSURE CONTROLS AND PROCEDURES
As of December 31, 2006, we evaluated our disclosure controls and procedures as defined in the rules under the US Securities and Exchange Commission and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of management, including the president and chief executive officer and the chief financial officer. Based on that evaluation, the president and chief executive officer and chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, expect for as follows: On May 1, 2006, the second implementation phase of an enterprise resource planning application became operational at Cameco’s Canadian operations, including the plant maintenance, purchasing, materials management, accounts payable and project systems modules. The first phase, completed as of January 1, 2003, included human resources, payroll and finance modules. Cameco believes that certain changes made to the company’s internal control structure, in connection with this implementation, strengthened its internal control structure.
CRITICAL ACCOUNTING ESTIMATES
Cameco prepares its financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting estimates reflect its more significant judgments used in the preparation of the consolidated financial statements.
Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.
Significant decommissioning and reclamation activities are often not undertaken until substantial completion of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount charged to earnings.
Cameco assesses the carrying values of property, plant and equipment, and goodwill annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.
Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective.
Cameco operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating the income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax laws and management’s expectations of future results. Cameco estimates future income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as future tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in capital cost, production decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
Additional information related to the company including Cameco’s annual information form is available at sedar.com and cameco.com.